                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  Information furnished as at November 16, 1998





                        Intertek Testing Services Limited





                                  (Registrant)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                   Form 20-F |X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                   Yes                           No |X|

              Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the nine months ended September 30, 1998


                                  Pages 1 - 52

INTERTEK TESTING SERVICES LIMITED
RESULTS BY OPERATION
((pound) in thousands)

The following tables set forth, for the nine months ended September 30, 1997 (the "1997 Period"), the nine months ended September 30, 1998 (the "1998 Period"), the three months ended September 30, 1997 (the "1997 Quarter") and the three months ended September 30, 1998 (the "1998 Quarter") revenues and operating income for the major divisions of Intertek Testing Services Limited (the "Company") and its subsidiaries (collectively the "Group" or "ITS"), as well as revenues by geographic area, expressed in thousands of pounds sterling, except for percentages. The geographic area relates to the area where the operation is located, not the location of the clients. Overhead costs for the central head office and non-operating holding companies ("Central Costs") are allocated to divisions in proportion to their share of total revenues.

                                                                  January 1, 1997        January 1, 1998
                                                                        to                     to
                                                                 September 30, 1997     September 30, 1998
                                                                 -----------------------------------------

Revenues by Division:
    Consumer Goods                                                          41,813                 46,241
    Conformity Assessment                                                   63,715                 64,124
    Caleb Brett                                                             80,466                 90,213
    Foreign Trade Supervision                                               39,116                 47,063
    Minerals                                                                19,744                 13,026
                                                                 ----------------------------------------
    Continuing operations                                                  244,854                260,667
    Discontinued operations                                                 12,079                  5,517
                                                                 ----------------------------------------
                                                                 ----------------------------------------
    Total                                                                  256,933                266,184
                                                                 ----------------------------------------
                                                                 ----------------------------------------

Operating Income/(Loss) before exceptional items:
    Consumer Goods                                                           9,305                 11,713
    Conformity Assessment                                                    6,488                  7,705
    Caleb Brett                                                              6,822                  8,826
    Foreign Trade Supervision                                                3,321                  4,553
    Minerals                                                                 3,383                    359
                                                                 ----------------------------------------
    Continuing operations                                                   29,319                 33,156
    Discontinued operations                                                (1,355)                 (2,463)
                                                                 ----------------------------------------
                                                                 ----------------------------------------
    Total                                                                   27,964                 30,693
                                                                 ----------------------------------------
                                                                 ----------------------------------------
Revenue by Geographical Area:
    Americas                                                               106,688                111,342
    Europe, Africa and Middle East                                          81,845                 92,594
    Asia and Far East                                                       56,321                 56,731
                                                                 ----------------------------------------
    Continuing operations                                                  244,854                260,667
    Discontinued operations                                                 12,079                  5,517
                                                                 ----------------------------------------
                                                                 ----------------------------------------
    Total                                                                  256,933                266,184
                                                                 ----------------------------------------
                                                                 ----------------------------------------

                                                                  January 1, 1997       January 1, 1998
                                                                        to                    to
                                                                 September 30, 1997   September 30, 1998
                                                                 ----------------------------------------

Total revenues                                                             256,933               266,184
Less : share of joint ventures' revenue                                         --                  (806)
                                                                 ----------------------------------------
Group revenues                                                             256,933               265,378
Operating costs                                                          (229,951)              (250,122)
Share of operating profit / (loss)  in investments                              73                   (15)
                                                                 ----------------------------------------
Operating income                                                            27,055                15,241

---------------------------------------------------------------------------------------------------------
Operating income before exceptional items                                   27,964                 30,693
Exceptional items charged against income                                     (909)                (15,452)
                                                                 ----------------------------------------
                                                                            27,055                 15,241
---------------------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
RESULTS BY OPERATION
((pound) in thousands)


                                                                    July 1, 1997            July 1, 1998
                                                                         to                      to
                                                                  September 30, 1997     September 30, 1998
                                                                 -------------------------------------------
Revenues by Division:
    Consumer Goods                                                            14,346                 16,193
    Conformity Assessment                                                     22,637                 21,653
    Caleb Brett                                                               27,882                 32,455
    Foreign Trade Supervision                                                 14,942                 16,828
    Minerals                                                                   6,198                  4,053
                                                                 ------------------------------------------
    Continuing operations                                                     86,005                 91,182
    Discontinued operations                                                    3,620                    817
                                                                 ------------------------------------------
                                                                 ------------------------------------------
    Total                                                                     89,625                 91,999
                                                                 ------------------------------------------
                                                                 ------------------------------------------

Operating Income/(Loss) before exceptional items:
    Consumer Goods                                                             2,825                  4,069
    Conformity Assessment                                                      2,443                  2,271
    Caleb Brett                                                                2,713                  2,350
    Foreign Trade Supervision                                                  1,481                  1,563
    Minerals                                                                     880                   (102)
                                                                 ------------------------------------------
    Continuing operations                                                     10,342                 10,151
    Discontinued operations                                                     (573)                  (712)
                                                                 ------------------------------------------
                                                                 ------------------------------------------
    Total                                                                      9,769                  9,439
                                                                 ------------------------------------------
                                                                 ------------------------------------------


Revenue by Geographical Area:
    Americas                                                                  37,671                 37,995
    Europe, Africa and Middle East                                            28,198                 32,834
    Asia and Far East                                                         20,136                 20,353
                                                                 ------------------------------------------
    Continuing operations                                                     86,005                 91,182
    Discontinued operations                                                    3,620                    817
                                                                 ------------------------------------------
                                                                 ------------------------------------------
    Total                                                                     89,625                 91,999
                                                                 ------------------------------------------
                                                                 ------------------------------------------


                                                                    July 1, 1997            July 1, 1998
                                                                         to                     to
                                                                  September 30, 1997     September 30, 1998
                                                                 ------------------------------------------

Total revenues                                                                89,625                 91,999
Less : share of joint ventures' revenue                                           --                   (150)
                                                                 ------------------------------------------
Group revenues                                                                89,625                 91,849
Operating costs                                                              (85,731)               (84,511)
Share of operating profit / (loss)  in investments                                29                    (17)
                                                                 ------------------------------------------
Operating income                                                               3,923                  7,321

-----------------------------------------------------------------------------------------------------------
Operating income before exceptional items                                      9,769                  9,439
Exceptional items charged against income                                      (5,846)                (2,118)
                                                                 ------------------------------------------
                                                                               3,923                  7,321
-----------------------------------------------------------------------------------------------------------


Results of Operations at Prior Year exchange rates

Although for the purposes of reporting obligations, the Accounts of the Group are reported in pounds sterling, over 50% of the Group's revenues are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. The Group's borrowings, interest payments and debt repayments are also denominated mainly in U.S. dollars and Hong Kong dollars. Each of the Group's 145 subsidiaries worldwide prepares financial statements in the currency most appropriate to its business, usually the currency of the country in which such subsidiary is domiciled. Where material transaction exposure from currency rate movements exists, appropriate forward foreign exchange contracts are undertaken to minimise this exposure. A translation exposure exists to the extent that the consolidated accounts of the Group are shown in pounds sterling. It is not the Group's policy to hedge this exposure.

The results of overseas operations are translated into pounds sterling at the cumulative average exchange rates for the period. Therefore, the comparison of ITS's results between Periods can be affected by fluctuations in exchange rates which are unrelated to the underlying operational performance of its businesses. The following table sets forth, for the periods indicated, the growth rates of revenues and operating income of ITS's main business divisions at actual exchange rates for the period and at prior year exchange rates for the period.


Growth Rates at Actual and Prior Year Exchange Rates

                                    January 1, 1997     January 1, 1998        % change
                                          to                   to
                                  September 30, 1997   September 30, 1998
                                  ------------------   ------------------   --------------------
                                 (pound)' 000      %   (pound)'000      %     Actual    Prior
                                                                               rates     year
                                                                                (1)      rates
                                                                                          (2)
Revenues:
     Consumer Goods                 41,813        16      46,241       17      10.6       18.6
     Conformity Assessment          63,715        25      64,124       24       0.6        4.2
     Caleb Brett                    80,466        31      90,213       34      12.1       20.3
     Foreign Trade Supervision      39,116        15      47,063       18      20.3       23.0
     Minerals                       19,744         8      13,026        5     (34.0)     (27.9)
                                   -------       ---     -------      ---     -----       -----
     Continuing operations         244,854        95     260,667       98       6.5       12.4
     Discontinued operations        12,079         5       5,517        2     (54.3)     (53.6)
                                   -------       ---     -------      ---     -----       -----
                                   -------       ---     -------      ---     -----       -----
    Total                          256,933       100     266,184      100       3.6        9.3
                                   -------       ---     -------      ---     -----       -----
                                   -------       ---     -------      ---     -----       -----

Operating Income/(Loss) before exceptional items:

     Consumer Goods                  9,305        34      11,713       38      25.9       38.7
     Conformity Assessment           6,488        23       7,705       25      18.8       23.2
     Caleb Brett                     6,822        24       8,826       29      29.4       48.2
     Foreign Trade Supervision       3,321        12       4,553       15      37.1       48.9
     Minerals                        3,383        12         359        1     (89.4)     (88.0)
                                   -------       ---     -------      ---     -----       -----
     Continuing operations          29,319       105      33,156      108      13.1       24.0
     Discontinued operations        (1,355)       (5)     (2,463)      (8)    (81.8)      (86.5)
                                   -------       ---     -------      ---     -----       -----
                                   -------       ---     -------      ---     -----       -----
     Total                          27,964       100      30,693      100       9.8        21.0
                                   -------       ---     -------      ---     -----       -----
                                   -------       ---     -------      ---     -----       -----

(1) Represents percentage change over the 1997 Period where the 1997 Period is translated using cumulative average exchange rates for the period January 1, 1997 to September 30, 1997 and the 1998 Period is translated using cumulative average exchange rates for the period January 1, 1998 to September 30, 1998.

(2) Represents percentage change over the 1997 Period where the 1997 Period and the 1998 Period have been translated using cumulative average exchange rates for the period January 1, 1997 to September 30, 1997.

Growth Rates at Actual and Prior Year Exchange Rates

                                     July 1, 1997         July 1, 1998           % change
                                           to                   to
                                  September 30, 1997   September 30, 1998
                                  ------------------   ------------------   --------------------
                                 (pound)' 000      %   (pound)'000      %     Actual    Prior
                                                                               rates     year
                                                                                (3)      rates
                                                                                          (4)
Revenues:
     Consumer Goods                 14,346        16      16,193       18      12.9       19.4
     Conformity Assessment          22,637        25      21,653       23      (4.3)      (1.4)
     Caleb Brett                    27,882        31      32,455       36      16.4       24.6
     Foreign Trade Supervision      14,942        17      16,828       18      12.6       15.1
     Minerals                        6,198         7       4,053        4     (34.6)     (29.4)
                                   -------       ---     -------      ---     -----       -----
     Continuing operations          86,005        96      91,182       99       6.0       11.3
     Discontinued operations         3,620         4         817        1     (77.4)     (77.2)
                                   -------       ---     -------      ---     -----       -----
                                   -------       ---     -------      ---     -----       -----
     Total                          89,625       100      91,999      100       2.6        7.7
                                   -------       ---     -------      ---     -----       -----
                                   -------       ---     -------      ---     -----       -----

Operating Income/(Loss) before exceptional items:
     Consumer Goods                  2,825        29       4,069      43      44.1        55.1
     Conformity Assessment           2,443        25       2,271      23      (7.1)       (4.2)
     Caleb Brett                     2,713        28       2,350      25     (13.4)       (0.4)
     Foreign Trade Supervision       1,481        15       1,563      17       5.5        17.3
     Minerals                          880         9        (102)     (1)   (111.6)     (113.5)
                                   -------        ---    -------     ---     -----       -----
     Continuing operations          10,342        106     10,151     107      (1.8)        6.8
     Discontinued operations          (573)        (6)      (712)     (7)    (24.3)      (28.2)
                                   -------        ---    -------     ---     -----       -----
                                   -------        ---    -------     ---     -----       -----
     Total                           9,769        100      9,439     100      (3.4)        5.5
                                   -------        ---    -------     ---     -----       -----
                                   -------        ---    -------     ---     -----       -----

(3) Represents percentage change over the 1997 Quarter where the 1997 Quarter is translated using cumulative average exchange rates for the period July 1, 1997 to September 30, 1997 and the 1998 Quarter is translated using cumulative average exchange rates for the period July 1, 1998 to September 30, 1998.


(4) Represents percentage change over the 1997 Quarter where the 1997 Quarter and the 1998 Quarter have been translated using cumulative average exchange rates for the period July 1, 1997 to September 30, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF OPERATIONS


General

Business Description

The Group has 461 offices and 214 laboratories and operates in 86 countries. It is comprised of five functioning divisions, each focusing on a different area of laboratory testing, inspection and certification. From January 1, 1998, the Quality Systems Division was sub divided into Consumer Goods and Conformity Assessment.

In a press release dated July 17, 1998, ITS announced its decision to close its Environmental Testing Division. In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas Texas. These actions effectively resulted in the discontinuation of business at ITS Environmental.

Previously, Foreign Trade Supervision ("FTS"), Minerals and Environmental Testing were included within Other Divisions. Environmental Testing is now shown as Discontinued Operations, and FTS and Minerals are shown separately. The divisional analyses for prior periods have been restated to allow a meaningful comparison.


Consumer Goods. Consumer Goods is focussed principally on the testing and inspection of textiles, fabrics, footwear, toys and consumer products.

Conformity Assessment. Conformity Assessment concentrates mainly on the testing and certification of electrical and electronic products, building products, heating and ventilation and air conditioning equipment. Conformity Assessment also certifies the quality of management systems to standards such as ISO 9000.

Caleb Brett. Caleb Brett is the joint leader in the market for testing and inspection of hydrocarbon commodities. Caleb Brett's primary business is providing independent verification of the quantity and quality of crude oil, petroleum and chemical products and, to a lesser extent, agricultural produce.

Foreign Trade Supervision. FTS provides preshipment inspection services ("PSI") to governments to ensure that import duty is properly declared, that goods are accurately described and comply with legal requirements.

Minerals. Minerals provides a laboratory testing service for samples from exploration and producing mines, principally of gold but of other metals through its subsidiary, Bondar Clegg.

Central Overheads. Overhead costs for the central head office and non-operating companies are allocated to divisions in proportion to their share of total revenues.

Nine Months Ended September 30, 1998 Compared With Nine Months Ended September 30, 1997

Revenues. The Group increased total revenues by 3.6% or (pound)9.3 million, to (pound)266.2 million in the 1998 Period compared to (pound)256.9 million in the 1997 Period. At prior year exchange rates, revenues increased by 9.3%. Total revenues from continuing operations increased by 6.5% or (pound)15.8 million to (pound)260.7 million in the 1998 Period, from (pound)244.9 million in the 1997 Period. At prior year exchange rates, these revenues increased by 12.4%.

Of the (pound)260.7 million revenues in the 1998 Period, (pound)111.3 million originated in the Americas, (pound)92.6 million in Europe, the Middle East and Africa and (pound)56.7 million originated in Asia and the Far East. Revenues from the Americas increased (pound)4.7 million or 4.4% from (pound)106.6 million in the 1997 Period. Over 80% of these revenues originate in the United States. Revenues from Europe, the Middle East and Africa increased (pound)10.8 million or 13.2% from (pound)81.8 million in the 1997 Period. Approximately 60% of these revenues originate from companies in the U.K. and Sweden. Revenues from Asia and the Far East increased (pound)0.4 million from (pound)56.3 million in the 1997 Period. Revenues from Hong Kong, which account for over 50% of the total revenues from Asia and the Far East, increased by (pound)4.1 million whereas many other countries in this region showed a significant reduction partly as a result of the Asian crisis and partly because of a devaluation of many Asian currencies.

Operating Costs. Total operating costs before exceptional items increased (pound)5.7 million or 2.5% from (pound)229.0 million in the 1997 Period to (pound)234.7 million in the 1998 Period. There was an increase in the total operating income to revenues margin ("operating margin") of 0.7% from 10.8% in the 1997 Period to 11.5% in the 1998 Period. The operating margin on continuing operations was 12.7% in the 1998 Period and 12.0% in the 1997 Period.

Operating Income before Exceptional Items. Total operating income before exceptional items increased by 9.8% or (pound)2.7 million to (pound)30.7 million in the 1998 Period, from (pound)28.0 million in the 1997 Period. At prior year exchange rates, this operating income increased by 21%. Operating income before exceptional items for continuing operations increased by 13.1% or (pound)3.9 million to (pound)33.2 million in the 1998 Period, from (pound)29.3 million in the 1997 Period. At prior year exchange rates, this operating income increased by 24%.

Operating Exceptional Items

Continuing operations. Due to the irregular nature of the payments received from one of ITS's West African clients, in April 1997 ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once invoices are paid. In the 1997 Period, payments totalling (pound)9.4 million were received from this client, settling all invoices up to the end of January 1997. Invoices totalling (pound)10.3 million were issued in the 1997 Period, resulting in a net exceptional charge of (pound)0.9 million in the 1997 Period. In the 1998 Period, payments totalling (pound)4.7 million were received from this client, settling all invoices up to August 1997. Invoices from September 1997 to date remain unpaid and full provision has been made against these invoices. A provision of (pound)16.2 million has been made against unpaid invoices raised in the 1998 Period, resulting in an exceptional charge of (pound)11.5 million after crediting the cash received in the 1998 Period. Management have been in continual discussion with representatives of the client and believe that the outstanding 1997 invoices will be settled before the end of the year, followed by the phased payment of 1998 invoices.

Discontinued operations. An exceptional charge of (pound)3.0 million was made in the period ended June 30, 1998 ("June 1998 Quarter") to provide for the legal and reprocessing costs being incurred by Environmental Testing, as a result of the ongoing investigation by the Environmental Protection Agency ("EPA"), into the data manipulation problems at the Dallas, Texas laboratory. In the 1998 Quarter this charge has been increased by (pound)1.0 million to (pound)4.0 million to reflect management's revised estimate of the future legal and reprocessing costs likely to be incurred by the continuing investigation.

Operating Income. Total operating income after operating exceptional items was (pound)15.2 million in the 1998 Period compared to (pound)27.1 million in the 1997 Period, a decrease of (pound)11.9 million or 43.9%. Operating income after operating exceptional items, for continuing operations was (pound)21.7 million in the 1998 Period compared to (pound)28.4 million in the 1997 Period, a decrease of (pound)6.7 million or 23.6%.

Non-operating exceptional items. During the June 1998 Quarter, a provision of (pound)2.4 million was made for the loss on disposal of fixed assets expected to arise following the closure of the Environmental Division. In August 1998, substantially all the business and assets of the Environmental operations in Burlington, Vermont, U.S.A. and St. Helens, U.K. and certain assets in Dallas, were sold at their book value of (pound)2.0 million. As a result of the sale, the expected loss on disposal of fixed assets has been reduced by (pound)1.9 million to (pound)0.5 million.

An exceptional charge of (pound)4.4 million was made in the June 1998 Quarter relating to the operating costs associated with the closure of the Environmental Testing Division. This charge included full provision for all outstanding lease obligations and staff redundancies as well as the cost of continuing to store data for clients of Environmental Testing. Following the sale of part of the Environmental business in the 1998 Quarter, (pound)2.3 million of this provision is no longer required and the provision has been reduced to (pound)2.1 million and reclassified as non - operating.

Net Interest Expense. Net interest expense was (pound)23.5 million in the 1998 Period and (pound)22.4 million in the 1997 Period. The increase of (pound)1.1 million is due to an additional cost of (pound)0.6 million attributable to the Parent Subordinated PIK Debentures and (pound)0.5 million due to the increased use of the revolving credit facility and other borrowings.

Net Loss before Taxes. The loss before taxes and minority interests was (pound)10.7 million in the 1998 Period compared to net income of (pound)4.7 million in the 1997 Period, a decrease in income of (pound)15.4 million.

Income Taxes. A taxation charge of (pound)4.3 million was made against income in the 1998 Period compared to (pound)3.2 million in the 1997 Period. The taxation charges on income before taxation and exceptional items for the 1997 Period and 1998 Period have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

Net Loss After Minority Interests. The net loss after minority interests was (pound)17.0 million for the 1998 Period, compared to (pound)0.8 million in the 1997 Period, an increase in net loss of (pound)17.8 million.

Consumer Goods. Consumer Goods saw an increase in revenues of (pound)4.4 million, or 10.6% to (pound)46.2 million in the 1998 Period from (pound)41.8 million in the 1997 Period. At prior year exchange rates, Consumer Goods increased its revenues by 18.6%. The increase in Consumer Goods revenues is due to a growing market and was assisted by expansion into new territories.

Operating Income in Consumer Goods increased (pound)2.4 million, or 25.9% to (pound)11.7 million in the 1998 Period from (pound)9.3 million in the 1997 Period. At prior year exchange rates, Consumer Goods increased its operating income by 38.7%. This increase was due to additional business as well as productivity improvements.

Conformity Assessment. Conformity Assessment increased its revenues (pound)0.4 million, or 0.6% to (pound)64.1 million in the 1998 Period from (pound)63.7 million in the 1997 Period. At prior year exchange rates, Conformity Assessment increased its revenues by 4.2%. There has been growth in the electrical safety, telecom and building materials testing sectors, partly due to the strong economy in the United States. Despite the negative impact of further harmonisation of standards in certain countries and a further movement towards self declaration in place of third party certification, electro-magnetic compatibility testing ("EMC") has stabilised at a level below the spike in 1996.

Conformity Assessment operating income increased (pound)1.2 million, or 18.8% to (pound)7.7 million in the 1998 Period from (pound)6.5 million in the 1997 Period. At prior year exchange rates, Conformity Assessment increased its operating income by 23.2%. The increase in operating margin follows overhead reductions made in late 1997 to respond to the reduced volume of EMC testing work.

Caleb Brett. Caleb Brett increased its revenues (pound)9.7 million, or 12.1%, to (pound)90.2 million in the 1998 Period from (pound)80.5 million in the 1997 Period. At prior year exchange rates, Caleb Brett increased its revenues by 20.3%. The Group attributes these results to an increase in market share, particularly in the inspection and testing of chemicals, and in the 1998 Period there was also an increase in the volume of outsourced work, whereby oil companies have handed over the management of their laboratories or subcontracted oil sample testing to Caleb Brett. The growth in revenues is also due to the completion of the following acquisitions by Caleb Brett in the 1998 Period.

Acquisitions

Month                                     Country              Consideration
                                                               (pound) millions

March 1998                                Australia                  0.2
April 1998                                Belgium                    3.6
June 1998                                 Norway                     6.6
July 1998                                 Australia                  0.8
August 1998                               India                      0.2
September 1998                            Chile                      0.4
                                                                    ----
Total Consideration                                                 11.8
                                                                    ----

These businesses were acquired to establish Caleb Brett in new territories which expands the network and increases market share. They have contributed revenues of (pound)3.3 million in the 1998 Period since the date of acquisition..

Caleb Brett increased its operating income by (pound)2.0 million, or 29.4%, to (pound)8.8 million in the 1998 Period from (pound)6.8 million in the 1997 Period. At prior year exchange rates, Caleb Brett increased its operating income by 48.2%. Operating income has increased in each geographic region. The Americas have benefited from strong demand for oil and also from a small acquisition made towards the end of 1997. Latin America and Europe have benefited from reducing the cost base in 1997 and increased market share. Asia has seen an overall contraction in the market due to the Asian crisis and a decline in the value of currencies, although some operations performed well, such as Australia and Korea.

Foreign Trade Supervision. Revenues for FTS increased (pound)8.0 million, or 20.3%, to (pound)47.1 million in the 1998 Period from (pound)39.1 million in the 1997 Period. At prior year exchange rates, FTS revenues increased by 23.0%. This revenue increase was due to new and expanded preshipment inspection ("PSI") programs.

Operating Income before exceptional items, from FTS increased (pound)1.3 million or 37.1% to (pound)4.6 million in the 1998 Period from (pound)3.3 million in the 1997 Period. At prior year exchange rates, this income increased by 48.9%. This was due to the increase in work performed.

Minerals. Revenues for Minerals decreased by (pound)6.7 million or 34.0% to (pound)13.0 million compared to (pound)19.7 million in the 1997 Period. At prior year exchange rates, Minerals revenues decreased by 27.9%. The reduction in revenues in Minerals is mainly due to the gold price, which was at a 17 year low, as well as the reduced investment in mining stocks which has been attributed in part to the discovery of fraudulent practices by Bre-X, which in turn have resulted in a reduction in the level of exploration activity by mining companies in 1998.

Operating income from Minerals decreased by (pound)3.0 million or 89.4% to (pound)0.4 million compared to (pound)3.4 million in the 1997 Period. Restructuring costs have been incurred in the 1998 Period to reduce the cost base to match the reduced revenues.

Three Months Ended September 30, 1998 Compared With Three Months Ended September 30, 1997

Revenues. The Group increased total revenues by 2.6% or (pound)2.4 million, to (pound)92.0 million in the 1998 Quarter compared to (pound)89.6 million in the 1997 Quarter. At prior year exchange rates, revenues increased by 7.7%. Total revenues from continuing operations increased by 6.0% or (pound)5.2 million to (pound)91.2 million in the 1998 Quarter, from (pound)86.0 million in the 1997 Quarter. At prior year exchange rates, these revenues increased by 11.3%.

Of the (pound)91.2 million revenues in the 1998 Quarter, (pound)38.0 million originated in the Americas, (pound)32.9 million in Europe, the Middle East and Africa and (pound)20.3 million originated in Asia and the Far East. Revenues from the Americas increased (pound)0.5 million or 1.3% from (pound)37.5 million in the 1997 Quarter. Revenues from Europe, the Middle East and Africa increased (pound)4.6 million or 16.3% from (pound)28.3 million in the 1997 Quarter. This increase is partly due to the acquisitions made by Caleb Brett in the 1998 Quarter, which generated revenues of (pound)3.3 million. Revenues from Asia and the Far East increased (pound)0.3 million or 1.5% from (pound)20.1 million in the 1997 Quarter.

Operating Costs. Total operating costs before exceptional items increased (pound)2.5 million or 3.1% from (pound)79.9 million in the 1997 Quarter to (pound)82.4 million in the 1998 Quarter. There was a decrease in the total operating margin of 0.6% from 10.9% in the 1997 Quarter to 10.3% in the 1998 Quarter. The operating margin on continuing operations was 11.1% in the 1998 Quarter and 12.0% in the 1997 Quarter.

The total operating costs in the 1998 Quarter include some one-off expenses which management consider were higher than normal. For example, in the central overheads, (which are allocated to the five divisions in proportion to revenues), there was some (pound)0.6 million of costs incurred due to management restructuring. Other restructuring costs were incurred in Caleb Brett and Minerals.

Operating Income before Exceptional Items. Total operating income before exceptional items decreased by 3.4% or (pound)0.4 million to (pound)9.4 million in the 1998 Quarter from (pound)9.8 million in the 1997 Quarter. At prior year exchange rates, this operating income increased by 5.5%. Operating income before exceptional items, for continuing operations decreased by 1.8% or (pound)0.1 million to (pound)10.2 million in the 1998 Quarter, from (pound)10.3 million in the 1997 Quarter. At prior year exchange rates, this operating income increased by 6.8%.

The operating income in the 1998 Quarter has suffered from the one - off operating costs referred to above. Apart from this, although the ITS business has benefited from the increase in exports from Asia, the movements in the currencies there have depressed operating income in pounds sterling made in some Asian countries and the Caleb Brett Division has seen reduced shipments of petroleum and petroleum products to Asia.

Operating Exceptional Items

Continuing operations. Due to the irregular nature of the payments received from one of ITS's West African clients, in April 1997 ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once invoices are paid. No payments were received from this client in the 1997 or 1998 Quarters, resulting in exceptional charges of (pound)5.8 million in the 1997 Quarter and (pound)5.5 million in the 1998 Quarter.

Discontinued operations. An exceptional charge of (pound)3.0 million was made in the period ended June 30, 1998 ("June 1998 Quarter") to provide for the legal and reprocessing costs which may be incurred by Environmental Testing, as a result of the ongoing investigation by the Environmental Protection Agency ("EPA"), into the data manipulation problems at the Dallas, Texas laboratory. In the 1998 Quarter this charge has been increased by (pound)1.0 million to (pound)4.0 million to reflect management's revised estimate of the future legal and reprocessing costs likely to be incurred by the continuing investigation. The provision of (pound)4.3 million made in the June 1998 Quarter for the loss on closure of Environmental Testing has been reclassified as non -operating costs, resulting in an exceptional credit of (pound)3.3 million in the 1998 quarter.

Operating Income. Total operating income after operating exceptional items was (pound)7.3 million in the 1998 Quarter compared to operating income of (pound)3.9 million in the 1997 Quarter, an increase of (pound)3.4 million.

Non-operating exceptional items. During the June 1998 Quarter, a provision of (pound)2.4 million was made for the loss on disposal of fixed assets expected to arise following the closure of the Environmental Division. In August 1998, substantially all the business and assets of the Environmental operations in Burlington, Vermont, U.S.A. and St. Helens, U.K. and certain of the assets in Dallas, were sold at their book value (pound)2.0 million. As a result of the sale, the expected loss on disposal of fixed assets has been reduced by (pound)1.9 million to (pound)0.5 million in the 1998 Quarter.

As explained above, the charge of (pound)4.3 million for the closure costs of the Environmental division has been reclassified as a non - operating exceptional charge in the 1998 Quarter. Following the sale outlined above part of this provision is no longer required resulting in a net charge for the 1998 Quarter of (pound)2.0 million.

Net Interest Expense. Net interest expense was (pound)7.9 million in the 1998 Quarter and (pound)7.3 million in the 1997 Quarter. The increase of (pound)0.6 million is due to an additional cost of (pound)0.3 million attributable to the Parent Subordinated PIK Debentures and (pound)0.3 million due to the increased use of the revolving credit facility and other borrowings.

Net Loss before Taxes. The loss before taxes and minority interests was (pound)(0.7) million in the 1998 Quarter compared to a net loss of (pound)(3.4) million in the 1997 Quarter, a decrease in net loss of (pound)2.7 million.

Income Taxes. A taxation charge of (pound)1.6 million was made against income in the 1998 Quarter compared to (pound)1.5 million in the 1997 Quarter. The taxation charges on income before taxation and exceptional items for the 1997 Quarter and 1998 Quarter have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

Net Loss After Minority Interests. The net loss after minority interests for the 1998 Quarter was (pound)2.8 million, compared to (pound)5.6 million net loss in the 1997 Quarter, an increase in net loss of (pound)2.8 million.

Consumer Goods. Consumer Goods saw an increase in revenues of (pound)1.9 million, or 12.9% to (pound)16.2 million in the 1998 Quarter from (pound)14.3 million in the 1997 Quarter. At prior year exchange rates, Consumer Goods increased its revenues by 19.4%. The increase was due to higher exports which ITS tests, particularly in textiles.

Operating Income in Consumer Goods increased (pound)1.3 million, or 44.1% to (pound)4.1 million in the 1998 Quarter from (pound)2.8 million in the 1997 Quarter. At prior year exchange rates, Consumer Goods increased its operating income by 55.1%. The increase was due to additional business as well as productivity improvements.

Conformity Assessment. Conformity Assessment decreased its revenues by (pound)1.0 million, or 4.3%, to (pound)21.7 million in the 1998 Quarter from (pound)22.6 million in the 1997 Quarter. At prior year exchange rates, Conformity Assessment decreased its revenues by 1.4%. This decrease was attributable to the downturn in the semi - conductor manufacturing market where ITS has a strong testing presence. Other testing activities showed a small increase over the 1997 Quarter.

Conformity Assessment operating income decreased (pound)0.1 million, or 7.1% to (pound)2.3 million in the 1998 Quarter from (pound)2.4 million in the 1997 Quarter. At prior year exchange rates, Conformity Assessment decreased its operating income by 4.2%. This decrease was attributable to the reduced revenues related to semi - conductor testing and restructuring costs.

Caleb Brett. Caleb Brett increased its revenues (pound)4.6 million, or 16.4%, to (pound)32.5 million in the 1998 Quarter from (pound)27.9 million in the 1997 Quarter. At prior year exchange rates, Caleb Brett increased its revenues by 24.6%. Acquisitions accounted for (pound)3.3 million of the increase.

Caleb Brett's operating income decreased (pound)0.3 million, or 13.4%, to (pound)2.4 million in the 1998 Quarter from (pound)2.7 million in the 1997 Quarter. At prior year exchange rates, Caleb Brett decreased its operating income by 0.4%. There were one off costs relating to the restructuring of the operation in Belgium and the hurricanes in the Gulf of Mexico and the Caribbean which reduced operating income. In Asia, the level of business has declined due to reduced demand for petroleum and petroleum products.

Foreign Trade Supervision. Revenues for FTS increased (pound)1.9 million, or 12.6%, to (pound)16.8 million in the 1998 Quarter from (pound)14.9 million in the 1997 Quarter. At prior year exchange rates, FTS revenues increased by 15.1%. This was due to new and expanded PSI programs. Operating Income from FTS increased by (pound)0.1 million, or 5.5%, to (pound)1.6 million in the 1998 Quarter from (pound)1.5 million in the 1997 Quarter. At prior year exchange rates, FTS operating income increased by 17.3%.

Minerals. Revenues for Minerals decreased(pound)2.1 million, or 34.6%, to(pound)4.1 million in the 1998 Quarter from(pound)6.2 million in the 1997 Quarter.

Operating Income from Minerals decreased (pound)1.0 million, or 111.6%, to a loss of (pound)(0.1) million in the 1998 Quarter from a profit of (pound)0.9 million in the 1997 Quarter. There were substantial restructuring costs in the 1998 Quarter.

Subsequent Events

On November 1, 1998, a French testing company was purchased for approximately (pound)1.7 million. This company will form part of the Caleb Brett division.

Investigations by the U.S. Environmental Protection Agency

Two of ITS's subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:

Caleb Brett USA, Inc.

In February 1997, Caleb Brett through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA. This matter has been referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

Caleb Brett requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal, but not civil penalties.

As part of the co-operation with the EPA, Caleb Brett has introduced more stringent compliance protocols which are being presented to the EPA for review and comment.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter. Rights of recovery against Inchcape plc, under the Share Purchase Deed are being actively pursued.

Intertek Testing Services Environmental Laboratories, Inc.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times, manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal but not civil penalties. If the actions of ITS Environmental that were disclosed to the EPA are found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of this program may not extend to improper actions subsequently discovered.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions effectively resulted in the discontinuation of business at ITS Environmental.

Although commercial operations have been discontinued in Dallas, the facility will be used to reprocess the original data. During the past few months, ITS Environmental has been developing an effective data reprocessing method. This effort should provide clients with data of known quality.

In the June 1998 Period, a provision of (pound)3.0 million was made to cover reprocessing costs and associated legal costs to the end of 1998. The reprocessing work is currently expected to continue past the end of 1998, and a further provision of (pound)1.0 million has been made in the 1998 Quarter, to cover reprocessing costs and associated legal costs in future periods. The level of this provision will be further reviewed in December 1998.

ITS Environmental continues to co-operate fully with the government investigation but, at this time, it is not possible to estimate the cost of any civil or criminal penalties arising from this matter. Rights of recovery against Inchcape plc, under the Share Purchase Deed are being actively pursued.

Information Technology - Year 2000

State of Readiness. The date change from 1999 to 2000 may impair the function of the Group's internal computer network and related systems, its testing equipment and any other system or device in which the year is represented by two digits rather than by four. A full review has been undertaken for all major IT systems to ensure they will operate effectively in the Year 2000. It is expected that the modifications identified in that review will have been completed by August 1999.

Other equipment such as laboratory equipment and telephones, are being reviewed and it is expected that this review will have been completed by December 1998. An estimate will then be finalised for any identified remedial work that may be required.

Certain key customers and suppliers have been contacted to establish their state of readiness. This liaison process is ongoing.

Costs. The total cost (both revenue and capital) of remedial and replacement work for both IT systems and non-IT systems is currently estimated at (pound)1.4 million in 1998 and (pound)2.8 million in 1999. These estimates have been calculated in accordance with SEC Guidelines, which require the full cost of projects to be disclosed as estimated Year 2000 costs, where the replacement of a non-compliant system has been accelerated.

Risks. No reasonably likely worst case Year 2000 scenarios have been identified at this time, pending the completion of the reviews of non-IT systems and discussions with customers and suppliers. There can be no assurance that the Group's efforts (or the efforts of its customers and suppliers) will be successful in limiting the vulnerability of the Group's systems and equipment to the problems associated with the transition to the Year 2000, or that, if such problems occur, they will not have a material adverse effect on the Group before they can be resolved. However, management presently believes that it is unlikely that the failure of any individual system, will have a material effect on the operation of the ITS group. The businesses within the ITS group are varied and widely dispersed geographically in the event of a systems breakdown at a particular site, work can usually be transferred to another site in ITS.

Contingency Plans. As no reasonably likely worst case scenarios have yet been identified that will have a material impact on Group results, no contingency plans have been established at this time.

General
The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in Note 12 to the Consolidated Financial Statements of the Group included herein.

Exchange Rates

Exchange rates used for translating local currencies into pounds sterling for the main currencies in which the Group operates are shown in the following table.

Revenues and Operating Income for the 1997 Period have been translated into pounds sterling using the cumulative average exchange rate for the nine months to September 30, 1997. Revenues and Operating Income for the 1998 Period have been translated into pounds sterling using the cumulative average exchange rate for the nine months to September 30, 1998.

Revenues and Operating Income for the 1997 Quarter have been translated into pounds sterling using the cumulative average exchange rate for the three months to September 30, 1997. Revenues and Operating Income for the 1998 Quarter have been translated into pounds sterling using the cumulative average exchange rate for the three months to September 30, 1998.

Exchange rates to pounds sterling used for translation of income and costs at cumulative average rate



----------------------------- ----------------- ----------------- ------------------ -----------------
                              Three months      Nine months       Three months       Nine months
                               to               to                 to                to
                              September 30,     September 30,     September 30,       September 30,
                              1997              1997              1998               1998
----------------------------- ----------------- ----------------- ------------------ -----------------
----------------------------- ----------------- ----------------- ------------------ -----------------
U.S. Dollar                   1.64              1.63              1.66               1.66
----------------------------- ----------------- ----------------- ------------------ -----------------
----------------------------- ----------------- ----------------- ------------------ -----------------
Hong Kong Dollar              12.7              12.6              12.9               12.9
----------------------------- ----------------- ----------------- ------------------ -----------------
----------------------------- ----------------- ----------------- ------------------ -----------------
Swedish Kroner                12.8              12.4              13.3               13.1
----------------------------- ----------------- ----------------- ------------------ -----------------
----------------------------- ----------------- ----------------- ------------------ -----------------
German Deutschmark            2.94              2.80              2.94               2.96
----------------------------- ----------------- ----------------- ------------------ -----------------



To remove the effects of currency exchange rate movements when comparing the Revenues and Operating Income for the 1997 and 1998 Periods, the 1998 Period results on page 4 are shown at the cumulative average exchange rates for the nine months to September 30, 1998 as well as the cumulative average exchange rates for the nine months to September 30, 1997.

To remove the effects of currency exchange rate movements when comparing the Revenues and Operating Income for the 1997 and 1998 Quarters, the 1998 Quarter's results on page 5 are shown at the cumulative average exchange rates for the three months to September 30, 1998 as well as the cumulative average exchange rates for the three months to September 30, 1997.

Financial Condition and Liquidity

At September 30, 1998, ITS had cash and cash equivalents of(pound)25.4 million compared to(pound)25.2 million at December 31, 1997.

ITS reported net cash inflow from operating activities of (pound)21.6 million in the 1998 Period and (pound)32.8 million in the 1997 Period. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. The reduction in net cash inflow from operating activities of (pound)11.2 million is largely attributable to the increase in exceptional charges related to the West African client referred to earlier. This accounts for (pound)10.3 million of the reduction.

Expenditure on tangible fixed assets amounted to (pound)8.6 million in the 1998 Period and (pound)7.6 million in the 1997 Period. ITS's investment in tangible fixed assets was primarily in laboratory equipment and information technology.

During the 1998 Period, the cash outflow on acquisitions was (pound)8.7 million. An additional (pound)3.1 million of consideration is deferred, until certain financial targets are achieved. The majority of the deferred consideration is expected to be paid in early 1999.

At September 30, 1998, ITS had total borrowings of (pound)299.1 million less unamortised debt issuance costs of (pound)11.3 million. ITS drew down (pound)11.0 million on its Revolving Credit Facility to finance acquisitions and working capital in the 1998 Period. At September 30, 1998, (pound)10.7 million of this facility remains unutilised The borrowings comprise (pound)119.4 million Senior Subordinated Notes, (pound)11.0 million Senior Revolver, (pound)75.3 million Senior Term A Loans, (pound)35.0 million Senior Term B Loans, (pound)56.7 Parent Subordinated PIK Debentures and (pound)1.6 million other borrowings. Loan repayments on capital during the period were (pound)2.4 million on the Senior Term A Loans.

In the 1998 Period ITS paid interest of (pound)6.3 million on the Senior Subordinated Notes, (pound)3.8 million on the Senior Term A Loans, (pound)1.6 million on the Senior Term B loans, (pound)5.2 million on the Parent Subordinated PIK Debentures and (pound)0.1 million on other borrowings and received interest of (pound)0.5 million on bank balances. The interest on the Parent Subordinated PIK Debentures covered the periods from November 8, 1997 to February 1, 1998, February 2, 1998 to May 1, 1998 and May 2, 1998 to August 1, 1998 and was funded by further issues of Parent Subordinated PIK Debentures on February 1, 1998, May 1, 1998 and August 1, 1998.

ITS paid dividends of(pound)1.3 million to minority shareholders in the 1998 Period and(pound)0.9 million the 1997 Period.

Subsequent Event

ITS repaid (pound)3.8 million of the Senior Revolver on October, 1. On October 30, a further (pound)6.8 million was drawn under this facility to fund acquisitions and to pay interest of (pound)6.3 million on the Senior Subordinated Notes which fell due on November 1.

Subject to the provisions of the agreement, under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc, (the issuer of the Senior Subordinated Notes) or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Euro Conversion

On January 1, 1999, the Euro will be adopted as the national currency of 11 European Union member states. The Euro will be used as a non-cash transactional currency for a three year transition period. The accountants responsible for the European companies in ITS attended a conference in September to discuss such matters as pricing, continuity of contracts, accounting and financial reporting, competitive implications, tax, treasury activities and computer systems. ITS anticipates that it will be prepared to conduct business in the Euro as of the effective date however, although no immediate problems have been identified, there can be no assurance that the harmonisation of currencies in Europe will not have a material adverse impact on the results of operations, financial position, or liquidity of its European businesses.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
((pound) in thousands)

                                                                                     (Unaudited)
                                                                 ----------------------------------------------------
                                                                        Period from               Period from
                                                                      January 1, 1997           January 1, 1998
                                                                             to                        to
                                                                    September 30, 1997        September 30, 1998
                                                                 ----------------------------------------------------
                                                           Notes
Revenue
Continuing operations and share of joint ventures            3      244,854                   260,667
Discontinued operations                                      3       12,079                     5,517
Less: share of joint ventures' revenue                                   --                     (806)
                                                                   ---------               -----------
Group Revenue                                                                      256,933                   265,378
Operating costs                                                                  (229,951)                 (250,122)
                                                                            ---------------           ---------------
Group operating income                                                              26,982                    15,256
Share of operating profit in:
     Joint ventures                                                      --                      (82)
     Associates                                                          73                        67
                                                                 -----------               -----------
                                                                                        73                      (15)
                                                                            ---------------           ---------------
Total operating income                                                              27,055                    15,241


Operating income/(loss) before exceptional items
     Continuing operations                                   3                      29,319                    33,156
     Discontinued operations                                 3                     (1,355)                   (2,463)
Exceptional items charged against operating income
     Continuing operations                                   4                       (909)                  (11,452)
     Discontinued operations                                 4                          --                   (4,000)
                                                                            ---------------           ---------------
                                                                                    27,055                    15,241

Non-operating exceptional items                              4                          --                   (2,539)
                                                                                                      ---------------
                                                                            ---------------

Income on ordinary activities before net interest                                   27,055                    12,702
Net interest expense
     Group                                                         (22,362)                  (23,450)
     Joint ventures                                                     (8)                         1
     Associates                                                          --                        --
                                                                 -----------               -----------
                                                             5                    (22,370)                  (23,449)
                                                                            ---------------           ---------------
                                                                            ---------------           ---------------
Income/(loss) before taxation                                                        4,685                  (10,747)
Taxation                                                     6                     (3,246)                   (4,333)
                                                                            ---------------           ---------------
                                                                            ---------------           ---------------
Income/(loss) after taxation                                                         1,439                  (15,080)
Minority interests                                                                 (2,253)                   (1,872)
                                                                            ---------------           ---------------
                                                                            ---------------           ---------------
Net loss for the group and its share of
      associates and joint ventures                                                  (814)                  (16,952)
                                                                            ---------------           ---------------
                                                                            ---------------           ---------------

The accompanying notes on pages F-7 to F-34 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
((pound) in thousands)

                                                                                     (Unaudited)
                                                                 ----------------------------------------------------
                                                                        Period from               Period from
                                                                        July 1, 1997              July 1, 1998
                                                                             to                        to
                                                                    September 30, 1997        September 30, 1998
                                                                 ----------------------------------------------------
Revenue
Continuing operations and share of joint ventures                    86,005                    91,182
Discontinued operations                                               3,620                       817
Less: share of joint ventures' revenue                                   --                     (150)
                                                                 -----------               -----------
Group Revenue                                                                       89,625                    91,849
Operating costs                                                                   (85,731)                  (84,511)
                                                                            ---------------           ---------------
Group operating income                                                               3,894                     7,338
Share of operating profit in:
     Joint ventures                                                      --                      (44)
     Associates                                                          29                        27
                                                                 -----------               -----------
                                                                                        29                      (17)
                                                                            ---------------           ---------------
Total operating income                                                               3,923                     7,321

Operating income/(loss) before exceptional items
     Continuing operations                                                          10,342                    10,151
     Discontinued operations                                                         (573)                     (712)
Exceptional items (charged against) / credited to
operating income
     Continuing operations                                                         (5,846)                   (5,510)
     Discontinued operations                                                            --                     3,392
                                                                            ---------------           ---------------
                                                                                     3,923                     7,321

Non-operating exceptional items                                                         --                      (89)
                                                                            ---------------           ---------------

Income on ordinary activities before net interest                                    3,923                     7,232
Net interest expense
     Group                                                          (7,281)                   (7,906)
     Joint ventures                                                      --                        --
     Associates                                                          --                        --
                                                                 -----------               -----------
                                                                                   (7,281)                   (7,906)
                                                                            ---------------           ---------------
Loss before taxation                                                               (3,358)                     (674)
Taxation                                                                           (1,457)                   (1,607)
                                                                            ---------------           ---------------
Loss after taxation                                                                (4,815)                   (2,281)
Minority interests                                                                   (785)                     (559)
                                                                            ---------------           ---------------
Net loss for the group and its share of
     associates and joint ventures                                                 (5,600)                   (2,840)
                                                                            ---------------           ---------------
                                                                            ---------------           ---------------


The accompanying notes on pages F-7 to F-34 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED BALANCE SHEETS
((pound) in thousands)

                                                                                               (Unaudited)
                                                            --------------------------------------------------------
                                                                   December 31,               September 30,
                                                                       1997                        1998
                                                            --------------------------------------------------------
                                                     Notes
ASSETS
Current assets
Cash and cash equivalents                              11                       25,153                       25,377
Trade receivables                                                               60,483                       65,949
Inventories                                                                      2,650                        3,093
Other current assets                                                            12,063                       18,374
Deferred taxation asset                                                            286                          350
                                                                         --------------              ---------------
Total current assets                                                           100,635                      113,143
Goodwill                                                                             -                       10,266
Property, plant and equipment, net                                              44,460                       43,100
Investments Investments in joint ventures:
     Share of gross assets                                            --                         319
     Share of gross liabilities                                       --                       (187)
                                                            -------------              --------------
                                                                      --                         132
Investments in associates                                            184                         140
                                                            -------------              --------------
                                                                                   184                          272
                                                                         --------------              ---------------
Total assets                                                                   145,279                      166,781
                                                                         --------------              ---------------
                                                                         --------------              ---------------

LIABILITIES AND SHAREHOLDERS'  DEFICIT
Current liabilities
Borrowings (including current portion of long term     7
     Borrowings)                                                                 5,268                       18,125
Accounts payable, accrued liabilities and deferred
     Income                                                                     60,019                       77,298
Income taxes payable                                                             3,323                        2,821
                                                                         --------------              ---------------
Total current liabilities                                                       68,610                       98,244
Long term borrowings                                   7                       272,036                      269,634
Provisions for liabilities and charges                                           7,095                       11,349
Minority interests                                                               4,304                        4,159
Shareholders' deficit
Ordinary shares                                                                    318                          318
Redeemable preference shares                                                    81,815                       86,675
Shares to be issued                                                              2,793                        2,793
Premium in excess of par value                                                   2,857                        3,026
Retained deficit                                                             (294,549)                    (309,417)
                                                                         --------------              ---------------
Total shareholders' deficit                            8                     (206,766)                    (216,605)
                                                                         --------------              ---------------
Total liabilities and shareholders' deficit                                    145,279                      166,781
                                                                         --------------              ---------------
                                                                         --------------              ---------------

The accompanying notes on pages F-7 to F-34 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
((pound) in thousands)

                                                                                              (Unaudited)
                                                                                  ----------------------------------
                                                                                    Period from        Period from
                                                                                  January 1, 1997    January 1, 1998
                                                                                         to                 to
                                                                                   September 30,       September 30,
                                                                                        1997               1998
                                                                                     (restated)
                                                                                  ----------------------------------
                                                        Notes
Cash inflow from operating activities                     9                                32,754           21,619
Returns on investments and servicing of finance           10                              (17,110)         (17,805)
Taxation                                                                                   (5,137)          (4,467)
Capital expenditure and financial investment              10                               (7,486)          (8,536)
Acquisitions and disposals                                10                               (7,095)          (7,318)
                                                                                  ----------------------------------

Cash outflow before financing                                                              (4,074)         (16,507)

Financing                                                 10                                5,017           18,738
                                                                                  ----------------------------------

Increase in cash in the period                                                                943            2,231
                                                                                  ----------------------------------

Reconciliation of net cash flow
  to movement in net debt                                 11

Increase in cash in the period                                                                943            2,231

Debt issued in lieu of interest payment                                                    (4,660)          (5,097)
Change in net debt resulting from cash flows                                                1,234           (8,385)
Other non-cash movements                                                                   (1,591)          (2,383)
Exchange adjustments                                                                      (13,263)           3,403
                                                                                  ----------------------------------

Movement in net debt in the period                                                        (17,337)         (10,231)
Net debt at the start of the period                                                      (235,390)        (252,151)
                                                                                  ----------------------------------

Net debt at the end of the period                                                        (252,727)        (262,382)
                                                                                  ----------------------------------
                                                                                  ----------------------------------

The accompanying notes on pages F-7 to F-34 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
((pound) in thousands)

                                                                                             (Unaudited)
                                                                                   ---------------------------------
                                                                                     Period from     Period from
                                                                                     January 1,       January 1,
                                                                                       1997 to         1998 to
                                                                                    September 30,   September 30,
                                                                                        1997             1998
                                                                                   ---------------------------------

Net loss                                                                                     (814)         (16,952)
Exchange adjustments                                                                      (13,784)           2,084
                                                                                   ----------------     -------------
Total recognised gains and losses                                                         (14,598)         (14,868)
                                                                                   ----------------     -------------
                                                                                   ----------------     -------------


There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.














The accompanying notes on pages F-7 to F-34 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
((pound) in thousands)

                                                                     (Unaudited)
                                    -------------------------------------------------------------------------------
                                     Ordinary     Redeemable     Shares to   Premium in    Retained      Total
                                      shares      preference     be issued   excess of     deficit
                                                    shares                   par value

                                    -------------------------------------------------------------------------------
Balance at January 1, 1997                  318          81,815       2,793        2,857    (286,664)    (198,881)
Net loss                                     --              --          --           --        (814)        (814)
Exchange adjustments                         --              --          --           --     (13,784)     (13,784)
                                          -----       ---------     -------      -------   ----------   ----------
Balance at September 30, 1997               318          81,815       2,793        2,857    (301,262)    (213,479)
                                          -----       ---------     -------      -------   ----------   ----------
                                          -----       ---------     -------      -------   ----------   ----------





Balance at January 1, 1998                  318          81,815       2,793        2,857    (294,549)    (206,766)
Net loss                                     --              --          --           --     (16,952)     (16,952)
Issue of shares                              --           4,860          --          169          --        5,029
Exchange adjustments                         --              --          --           --       2,084        2,084
                                          -----       ---------     -------      -------   ----------   ----------
Balance at September 30, 1998               318          86,675       2,793        3,026    (309,417)    (216,605)
                                          -----       ---------     -------      -------   ----------   ----------
                                          -----       ---------     -------      -------   ----------   ----------

Included in Retained deficit is (pound)265,884 which represents goodwill written off to reserves prior to December 1997 (at September 30, 1997: (pound)293,176).




The accompanying notes on pages F-7 to F-34 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


1.     Basis of preparation

The accompanying consolidated financial statements of the Company and its subsidiaries at September 30, 1998, and for the nine months ended September 30, 1997 and 1998, and the three months ended September 30, 1997 and 1998 are unaudited. In the opinion of the directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included therein. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") - see Note 12.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes thereto as of, and for the year ended December 31, 1997.

2.     Accounting policies

The significant accounting policies adopted by the Company are as follows:

Basis of consolidation and combination

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statements of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include shares of income from associated undertakings. The consolidated balance sheets of the Company include interests in associates at their respective shares of the net tangible assets.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.

Foreign Currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income translated at average and at closing rates of exchange is included in the statement of total recognized gains and losses as a movement in shareholders' equity. Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity. All other exchange differences are dealt with in operations.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


2.     Accounting policies (continued)

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings      ...............         2%
Short leasehold land and buildings             ..............................         term of lease
Plant, machinery and equipment                 ..............................         10% - 33.3%


Permanent diminutions in value of individual properties below cost are charged to operations; however deficits which the Directors consider to be temporary in nature, are recognised in the revaluation reserve and may be offset against other surpluses.

Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight line basis over the periods of the leases.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognized when the relevant service is completed or goods delivered.

Taxation

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

Pension Benefits

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees. Other post-retirement benefits are accounted for on a similar basis to defined benefit pension schemes.

Goodwill

Purchased goodwill arising on consolidation in respect of acquisitions before January 1, 1998 when FRS 10 Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account. Purchased goodwill arising on consolidation in respect of acquisitions since January 1, 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, generally not exceeding 20 years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


2.       Accounting policies (continued)

Derivative financial instruments

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of income.

Forward exchange contracts

Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements

Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps

Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

Changes in presentation of financial information

FRS 1 "Cash flow statements" has been revised in 1996 to change the format for reporting cash flows. The revised format has been adopted in preparing these financial statements. The comparative figures have been restated accordingly.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


3.        Segment Information

ITS comprises five divisions which are organised as follows: (1) Consumer Goods, which tests textiles, fabrics, footwear, toys and consumer products; (2) Conformity Assessment, which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment. (3) Caleb Brett, which tests crude oil, petroleum, chemical and agricultural products; (4) Foreign Trade Supervision, which provides preshipment inspection services to governments; (5) Minerals, which analyses metals. The Environmental Testing division which operated principally in the US and the UK was closed in August 1998 and is now disclosed as discontinued operations. The accounting policies of the divisions are the same as those described in the summary of accounting policies.

                                                                   -----------------   ------------------
By division                                                            Period from        Period from
                                                                    January 1, 1997     January 1, 1998
                                                                           to                   to
                                                                   September 30,1997   September 30, 1998
                                                                   -----------------   ------------------

Revenues
Consumer Goods                                                            41,813            46,241
Conformity Assessment                                                     63,715            64,124
Caleb Brett                                                               80,466            90,213
Foreign Trade Supervision                                                 39,116            47,063
Minerals                                                                  19,744            13,026
                                                                 ---------------- -----------------
Continuing operations                                                    244,854           260,667
Discontinued operations                                                   12,079             5,517
                                                                 ---------------- -----------------
Total                                                                    256,933           266,184
                                                                 ---------------- -----------------


Operating income/(loss) before exceptional items
Consumer Goods                                                             9,305            11,713
Conformity Assessment                                                      6,488             7,705
Caleb Brett                                                                6,822             8,826
Foreign Trade Supervision                                                  3,321             4,553
Minerals                                                                   3,383               359
                                                                 ---------------- -----------------
Continuing operations                                                     29,319            33,156
Discontinued operations                                                  (1,355)           (2,463)
                                                                 ---------------- -----------------
Total                                                                     27,964            30,693
                                                                 ---------------- -----------------


Operating Exceptional items
Foreign Trade Supervision                                                  (909)           (9,974)
Caleb Brett                                                                   --           (1,478)
                                                                 ---------------- -----------------
Continuing operations                                                      (909)          (11,452)
Discontinued operations                                                       --           (4,000)
                                                                 ---------------- -----------------
Total                                                                      (909)          (15,452)
                                                                 ---------------- -----------------

Unallocated costs

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


3.        Segment Information (continued)

                                                                   -----------------   ------------------
                                                                      Period from        Period from
                                                                    January 1, 1997     January 1, 1998
                                                                           to                   to
                                                                   September 30,1997   September 30, 1998
                                                                   -----------------   ------------------

Revenues by geographic origin
Americas                                                                   106,688           111,342
Europe, Africa and Middle East                                              81,845            92,594
Asia and Far East                                                           56,321            56,731
                                                                   ---------------- -----------------
Continuing operations                                                      244,854           260,667
Discontinued operations                                                     12,079             5,517
                                                                   ---------------- -----------------
Total                                                                      256,933           266,184
                                                                   ---------------- -----------------

Revenues from significant countries of origin

United States                                                               80,487            89,832
United Kingdom                                                              38,707            42,594
Hong Kong                                                                   25,094            29,193
Others (each under 10% of total)                                           100,566            99,048
                                                                   ---------------- -----------------
Continuing operations                                                      244,854           260,667
Discontinued operations                                                     12,079             5,517
                                                                   ---------------- -----------------
Total                                                                      256,933           266,184
                                                                   ---------------- -----------------
Operating income/(loss) before exceptional items by
     geographic origin
Americas                                                                    10,820             7,679
Europe, Africa and Middle East                                               6,492             8,291
Asia and Far East                                                           12,007            17,186
                                                                   ---------------- -----------------
Continuing operations                                                       29,319            33,156
Discontinued operations                                                    (1,355)           (2,463)
                                                                   ---------------- -----------------
Total                                                                       27,964            30,693
                                                                   ---------------- -----------------


Operating income/(loss) before exceptional items
     from significant countries
United States                                                                8,728             7,270
Hong Kong                                                                    5,753             7,854
United Kingdom                                                               1,306             2,634
Others (each under 10% of total)                                            13,532            15,398
                                                                   ---------------- -----------------
Continuing operations                                                       29,319            33,156
Discontinued operations                                                    (1,355)           (2,463)
                                                                   ---------------- -----------------
Total                                                                       27,964            30,693
                                                                   ---------------- -----------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


3.       Segment Information (continued)

                                                                   -----------------   ------------------
                                                                       Period from        Period from
                                                                    January 1, 1997     January 1, 1998
                                                                           to                   to
                                                                   September 30,1997   September 30, 1998
                                                                   -----------------   ------------------

Revenues by geographic area of destination
Americas                                                                   104,273           107,231
Europe, Africa and Middle East                                              84,260            96,705
Asia and Far East                                                           56,321            56,731
                                                                   ---------------- -----------------
Continuing operations                                                      244,854           260,667
Discontinued operations                                                     12,079             5,517
                                                                   ---------------- -----------------
Total                                                                      256,933           266,184
                                                                   ---------------- -----------------

Revenues from significant destination countries

United States                                                               78,072            85,721
Hong Kong                                                                   25,094            29,193
United Kingdom                                                              17,975            27,523
Others (each under 10% of total)                                           123,713           118,230
                                                                   ---------------- -----------------
Continuing operations                                                      244,854           260,667
Discontinued operations                                                     12,079             5,517
                                                                   ---------------- -----------------
Total                                                                      256,933           266,184
                                                                   ---------------- -----------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

4.    Exceptional items


                                                                  -----------------------------------
                                                                    Period from       Period from
                                                                   January 1, 1997  January 1, 1998
                                                                         to                to
                                                                    September 30,    September 30,
                                                                        1997             1998
                                                                  -----------------------------------
Exceptional items charged against operating income:
Operating exceptional charges:
Foreign Trade Supervision                                                    (909)           (9,974)
Caleb Brett                                                                     --           (1,478)
                                                                  -----------------------------------
Continuing operations                                                        (909)          (11,452)
Discontinued operations - Legal and reprocessing costs                          --           (4,000)
                                                                  -----------------------------------
                                                                             (909)          (15,452)
                                                                  -----------------------------------
Non-Operating exceptional charge:
Loss on disposal of fixed assets                                                --            `(458)
Loss on closure                                                                 --           (2,081)
                                                                  -----------------------------------
Discontinued operations                                                         --           (2,539)
                                                                  -----------------------------------

ITS provides foreign trade supervision services to a major client in West Africa. At a meeting of the board of directors held on April 27, 1997, a decision was taken to provide against all unpaid invoices relating to this client. The exceptional charge to operating income in respect of Foreign Trade Supervision relate to this West African client. The tax effect of this exceptional item to income is a credit of (pound)3,092 (period from January 1, 1997 to September 30, 1997: tax credit of (pound)282).

ITS also provides testing services in its Caleb Brett division to this major client in West Africa. In view of the accounting policy followed for this client in the Foreign Trade Supervision division, all unpaid invoices relating to this client in the Caleb Brett division have also been provided against. The tax effect of this exceptional item to income is a credit of (pound)458.

The exceptional charge of (pound)4,000 relates to the legal and reprocessing costs which may be incurred by Environmental Testing, as a result of the ongoing investigation by the Environmental Protection Agency into the data manipulation problems at the Dallas, Texas laboratory. It is not possible to estimate the cost to ITS of any civil or criminal penalties resulting from the falsification of test results therefore no provision has been made for these costs.

The non-operating exceptional charge of (pound)458 relates to the expected loss on disposal of fixed assets arising from the closure of the Environmental Testing Division.

On August 20, 1998 substantially all the business and assets of the Environmental operations in the United States and St. Helen's in the United Kingdom were sold at their book value of (pound)1,965 (subject to post closing price adjustments). The exceptional charge of (pound)2,081 relates to the non-operating costs associated with the closure of the Environmental Testing Division. This charge includes full provision for all outstanding lease obligations and staff redundancies as well as the cost of continuing to store data for clients of Environmental Testing.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

5.        Net interest expense

                                                           -----------------------------------
                                                             Period from       Period from
                                                            January 1, 1997  January 1, 1998
                                                                  to                to
                                                             September 30,    September 30,
                                                                 1997             1998
                                                           -----------------------------------
Interest payable and other charges:
Senior Subordinated Notes                                             9,563             9,227
Parent Subordinated PIK Debentures                                    4,814             5,327
Senior Term Loan A                                                    5,315             5,227
Senior Term Loan B                                                    2,337             2,336
Senior Revolver                                                          --               342
Other borrowings                                                         21               108
Amortisation of debt issuance costs                                   1,591             1,452
                                                           -----------------------------------
Interest payable                                                     23,641            24,019
Interest receivable:
On bank balances                                                    (1,271)             (570)
                                                           -----------------------------------
                                                                     22,370            23,449
                                                           -----------------------------------


6.        Taxation

The taxation charges on income before taxation and exceptional items for the nine month periods ended September 30, 1997 and September 30, 1998 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

7.        Borrowings


                                                           -----------------------------------
                                                               December       September 30,
                                                               31, 1997           1998
                                                           -----------------------------------
Due in less than one year:
Senior Term Loan A                                                    4,438             6,039
Senior Revolver                                                          --            10,992
Other borrowings                                                        830             1,094
                                                           -----------------------------------
                                                                      5,268            18,125
                                                           -----------------------------------


                                                           -----------------------------------
                                                             December 31,     September 30,
                                                                 1997              1998
                                                           -----------------------------------
Due in more than one year:
Senior Subordinated Notes                                           116,517           114,724
Senior Term Loan A                                                   70,547            65,628
Senior Term Loan B                                                   34,136            33,735
Parent Subordinated PIK Debentures                                   50,791            54,994
Other borrowings                                                         45               553
                                                           -----------------------------------
                                                                    272,036           269,634
                                                           -----------------------------------


Maturity of borrowings:
                               -------------------------------------------------------------------------------------------------
                                  Senior       Senior       Senior    Senior         Parent       Bank loans,        Total
                               Subordinated   Revolver       Term     Term        Subordinated  capital leases    borrowings
                                   Notes                    Loan A      Loan B        PIK          and other
                                                                                   Debentures     borrowings
                               -------------------------------------------------------------------------------------------------
Due in less than one year             --       10,992        6,862         --             --           1,094          18,948
Due in 2-5 years                      --           --       68,480         --             --             542          69,022
Due in over 5 years              119,412           --           --     35,008         56,661              11         211,092
                               -------------------------------------------------------------------------------------------------
                                 119,412       10,992       75,342     35,008         56,661           1,647         299,062
Fees                             (4,688)           --      (3,675)    (1,273)        (1,667)              --        (11,303)
                               -------------------------------------------------------------------------------------------------
                                 114,724       10,992       71,667     33,735         54,994           1,647         287,759
                               -------------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

8.        Reconciliation of movement in shareholders' deficit


                                                              -----------------------------------
                                                                Period from       Period from
                                                               January 1, 1997  January 1, 1998
                                                                     to                to
                                                                September 30,    September 30,
                                                                    1997             1998
                                                              -----------------------------------
Total recognised gains and losses for the period                      (14,598)          (14,868)
Issue of shares                                                             --             5,029
Opening shareholders' deficit                                        (198,881)         (206,766)
                                                              -----------------------------------
Closing shareholders' deficit                                        (213,479)         (216,605)
                                                              -----------------------------------


9.       Reconciliation of operating profit to operating cash flows


                                                               -----------------------------------
                                                                 Period from       Period from
                                                                January 1, 1997  January 1, 1998
                                                                      to                to
                                                                 September 30,    September 30,
                                                                     1997             1998
                                                               -----------------------------------
Operating profit                                                         26,982            12,717
Depreciation charge                                                       9,369             8,400
Goodwill amortisation                                                        --               188
Loss on sale of fixed assets                                              1,087               636
Decrease/(increase) in inventories                                           91             (599)
Increase in receivables and prepayments                                 (5,698)          (12,748)
Increase in payables                                                      3,769             8,561
(Decrease)/increase in provisions                                       (2,846)             4,464
                                                               -----------------------------------

Net cash inflow from operating activities                                32,754            21,619
                                                               -----------------------------------

Net cash inflow from continuing operating activities                     33,865            22,118
Net cash outflow from discontinued operating activities                 (1,111)             (499)
                                                               -----------------------------------
Total net cash inflow from operating activities                          32,754            21,619
                                                               -----------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

10.       Analysis of cash flows


                                                               -----------------------------------
                                                                 Period from       Period from
                                                                January 1, 1997  January 1, 1998
                                                                      to                to
                                                                 September 30,    September 30,
                                                                     1997             1998
                                                               -----------------------------------
Returns on investment and servicing of finance

Net interest paid                                                      (16,212)          (16,552)
Dividends received from associates                                           --                59
Dividends paid to minorities                                              (898)           (1,312)
                                                               -----------------------------------
                                                                       (17,110)          (17,805)
                                                               -----------------------------------

Capital expenditure and financial investment
Purchase of property, plant and equipment                               (7,585)           (8,603)
Sale of property, plant and equipment                                        99                67
                                                               -----------------------------------
                                                                        (7,486)           (8,536)
                                                               -----------------------------------

Acquisitions and disposals
Purchase of subsidiary undertakings                                     (2,178)           (8,702)
Sale of business                                                             --             1,965
Acquisition provision payments                                          (4,917)             (581)
                                                               -----------------------------------
                                                                        (7,095)           (7,318)
                                                               -----------------------------------

Financing
Issue of share capital                                                       --             5,029
Issue of long term debt                                                   4,660             5,097
Issue of short term debt                                                     --            10,992
Repayment of other loans                                                    357           (2,380)
                                                               -----------------------------------
                                                                          5,017            18,738
                                                               -----------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

11.       Analysis of net debt


                             -----------------------------------------------------------------------------------
                                  At        Cash flow    Debt issued      Other       Exchange         At
                              January 1,                  in lieu of     non-cash    adjustments    September
                                 1998                      interest      changes                    30, 1998
                                                           payment
                             -----------------------------------------------------------------------------------
Net cash
Cash in hand and at bank         25,153        2,231             --        (159)       (1,848)        25,377
                             -----------------------------------------------------------------------------------

Debt
Debt due within one year        (5,268)      (8,612)             --      (4,396)           151       (18,125)
Debt due after one year       (272,036)           --        (5,097)        2,399         5,100      (269,634)
                             -----------------------------------------------------------------------------------
                              (277,304)      (8,612)        (5,097)      (1,997)         5,251      (287,759)

                             -----------------------------------------------------------------------------------
Total net debt                (252,151)      (6,381)        (5,097)      (2,156)         3,403      (262,382)
                             -----------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

12.       Summary of differences between U.K. and U.S. GAAP


The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' deficit which are set forth in the tables that follow.

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill arising on consolidation in respect of acquisitions before January 1, 1998 when FRS 10 Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising on consolidation in respect of acquisitions since January 1, 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified within shareholders' deficit.

Pension costs -- Defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Compensated absences

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require provision to be made.

Deferred taxation

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognized to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences are provided. No U.S. adjustment is presented in the reconciliation because the directors have established a valuation allowance for the unrecorded deferred tax assets.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

12.    Summary of differences between U.K. and U.S. GAAP (continued)

Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a)  Net loss

The approximate effects on net loss of material differences between U.K. and U.S. GAAP are as follows:


                                                              -----------------------------------
                                                                Period from       Period from
                                                               January 1, 1997  January 1, 1998
                                                                     to                to
                                                                September 30,    September 30,
                                                                    1997             1998
                                                              -----------------------------------
           Net loss reported under U.K. GAAP                             (814)          (16,952)
           Goodwill amortisation                                       (9,228)           (9,749)
           Covenants not to compete amortisation                       (9,999)           (9,398)
           Pensions                                                        111              (99)
           Compensated absences                                            379             (215)
                                                              -----------------------------------
           Net loss reported under U.S. GAAP                          (19,551)          (36,413)
                                                              -----------------------------------

           Continuing operations                                      (18,304)          (26,753)
           Discontinued operations                                     (1,247)           (9,660)
                                                              -----------------------------------
           Net loss reported under U.S. GAAP                          (19,551)          (36,413)
                                                              -----------------------------------

The closure of the Environmental Division is treated as discontinued operations under U.S. GAAP.

(b)  Shareholders' deficit

The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:

                                                                                 -----------------------------------
                                                                                   December 31,     September 30,
                                                                                       1997             1998
                                                                                 -----------------------------------

           Shareholders' deficit reported under U.K. GAAP                               (206,766)         (216,605)
           Goodwill                                                                       217,498           200,323
           Covenants not to compete                                                        21,796            12,236
           Redeemable preference shares                                                  (81,815)          (86,844)
           Pensions                                                                         1,207             1,108
           Compensated absences                                                             (408)             (624)
                                                                                 -----------------------------------
           Shareholders' deficit reported under U.S. GAAP                                (48,488)          (90,406)
                                                                                 -----------------------------------
                                                                                 -----------------------------------
The following table reconciles shareholders' deficit under U.S. GAAP:

                                                                                 -----------------------------------
                                                                                    Year ended       Period from
                                                                                     December      January 1, 1998
                                                                                     31, 1997             to
                                                                                                    September 30,
                                                                                                         1998
                                                                                 -----------------------------------

Shareholders' deficit at beginning of period                                              (5,263)          (48,488)
Net loss for the period                                                                  (28,096)          (36,413)
Exchange adjustments                                                                     (15,129)           (5,505)
                                                                                 -----------------------------------
Shareholders' deficit at end of period                                                   (48,488)          (90,406)
                                                                                 -----------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)

12.      Summary of differences between U.K. and U.S. GAAP (continued)

(c)     Cash flows

The statements of cash flow prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP:


                                                                   -----------------------------------
                                                                     Period from       Period from
                                                                   January 1, 1997     January 1,
                                                                          to             1998 to
                                                                    September 30,     September 30,
                                                                         1997             1998
                                                                      (restated)
                                                                    -----------------------------------

Net cash inflow from operating activities                                    11,279               457
Net cash outflow from investing activities                                 (14,581)          (15,870)
Net cash inflow from financing activities                                     4,119            17,485
                                                                   -----------------------------------
Net increase in cash and cash equivalents under U.S. GAAP                       817             2,072
Effect of exchange rate changes                                                 196           (1,848)
                                                                   -----------------------------------
Net increase in cash under U.K. GAAP                                          1,013               224
                                                                   -----------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.       Issuer, guarantor and non-guarantor companies


Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:
(a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented unaudited financial information. The unaudited financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)


                                                                               Statements of Operations
                                                                     Period from January 1 to September 30, 1998

                                                          ---------------------------------------------------------------------
                                                           Intertek   Guarantors       Non       Consolidation   Consolidated
                                                          Finance plc               -Guarantor   adjustments        totals
                                                                                   subsidiaries
                                                          ---------------------------------------------------------------------

Revenues:  group and share of joint ventures                     --           --        314,243     (48,059)      266,184
Less:  share of joint ventures' revenues                         --           --           (806)         --          (806)
                                                          ---------------------------------------------------------------------
Revenues from continuing operations                              --           --        313,437     (48,059)      265,378
Operating costs                                                  66           92       (298,339)     48,059      (250,122)
                                                          ---------------------------------------------------------------------
Operating income from continuing operations                      66           92         15,098          --        15,256
Share of operating profit in:
     Joint ventures                                              --           --            (82)         --           (82)
     Associates                                                  --           --             67          --            67
                                                          ---------------------------------------------------------------------
Total operating income                                           66           92         15,083          --        15,241
Non-operating exceptional items                                  --           --         (2,539)         --        (2,539)
                                                          ---------------------------------------------------------------------
Income on ordinary activities before net                         66           92         12,544          --        12,702
interest
Net interest payable                                            (14)     (17,954)        (5,481)         --       (23,449)
                                                          ---------------------------------------------------------------------
Income/(loss) before taxation                                    52      (17,862)         7,063          --       (10,747)
Taxation                                                       (103)         611         (4,841)         --        (4,333)
                                                          ---------------------------------------------------------------------
Income/(loss) after taxation                                    (51)     (17,251)         2,222          --       (15,080)
Minority interest                                                --           --         (1,872)         --        (1,872)
Dividends from group companies                                   --          169            (169)        --            --
                                                          ---------------------------------------------------------------------
Net income/(loss)                                               (51)     (17,082)            181         --       (16,952)
                                                          ---------------------------------------------------------------------
                                                          ---------------------------------------------------------------------



                                                                               Statements of Operations
                                                                       Period from July 1 to September 30, 1998

                                                          ---------------------------------------------------------------------
                                                           Intertek   Guarantors       Non       Consolidation   Consolidated
                                                          Finance plc               -Guarantor   adjustments        totals
                                                                                   subsidiaries
                                                          ---------------------------------------------------------------------

Revenues:  group and share of joint ventures                    --            --        109,982     (17,983)       91,999
Less:  share of joint ventures' revenues                        --            --           (150)         --          (150)
                                                          ---------------------------------------------------------------------
Revenues from continuing operations                             --            --        109,832     (17,983)       91,849
Operating costs                                                 68            (4)      (102,558)     17,983       (84,511)
                                                          ---------------------------------------------------------------------
Operating income from continuing operations                     68            (4)         7,274          --         7,338
Share of operating profit in:
     Joint ventures                                             --            --            (44)         --           (44)
     Associates                                                 --            --             27          --            27
                                                          ---------------------------------------------------------------------
Total operating income                                          68            (4)         7,257          --         7,321
Non-operating exceptional items                                 --            --            (89)         --           (89)
                                                          ---------------------------------------------------------------------
Income on ordinary activities before net                        68            (4)         7,168          --         7,232
interest
Net interest payable                                           (56)       (6,106)        (1,744)         --        (7,906)
                                                          ---------------------------------------------------------------------
Income/(loss) before taxation                                   12        (6,110)         5,424          --          (674)
Taxation                                                        (2)          210         (1,815)         --        (1,607)
                                                          ---------------------------------------------------------------------
Income/(loss) after taxation                                    10        (5,900)         3,609          --        (2,281)
Minority interest                                               --            --           (559)         --          (559)
Dividends from group companies                                  --            --             --          --            --
                                                          ---------------------------------------------------------------------
Net income/(loss)                                               10        (5,900)         3,050          --        (2,840)
                                                          ---------------------------------------------------------------------
                                                          ---------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)

                                                                     Statements of Operations
                                                           Period from January 1 to September 30, 1997

                                                ------------------------------------------------------------------
                                                 Intertek   Guarantors       Non-      Consolidation  Consolidated
                                                Finance plc                Guarantor    adjustments      totals
                                                                         subsidiaries
                                                ------------------------------------------------------------------
Revenues:  group and share of joint ventures         --          --            289,814     (32,881)       256,933
Less:  share of joint ventures' revenues             --          --                 --          --             --
                                                ------------------------------------------------------------------
Revenues from continuing operations                  --          --            289,814     (32,881)       256,933
Operating costs                                     347         987           (264,166)     32,881       (229,951)
                                                ------------------------------------------------------------------
Operating income from continuing operations         347         987             25,648          --         26,982
Share of operating profit in:
     Joint ventures                                  --          --                 --          --             --
     Associates                                      --          --                 73          --             73
                                                ------------------------------------------------------------------
Income on ordinary activities before net            347         987             25,721          --         27,055
  interest
Net interest payable                                400     (17,812)            (4,958)         --        (22,370)
                                                ------------------------------------------------------------------
Income/(loss) before taxation                       747     (16,825)            20,763          --          4,685
Taxation                                           (127)        808             (3,927)         --         (3,246)
                                                ------------------------------------------------------------------
Income/(loss) after taxation                        620     (16,017)            16,836          --          1,439
Minority interest                                    --          --             (2,253)         --         (2,253)
Dividend from group companies                        --       2,581             (2,581)         --             --
                                                ------------------------------------------------------------------
Net income/(loss)                                   620    (13,436)             12,002          --          (814)
                                                ------------------------------------------------------------------
                                                ------------------------------------------------------------------



                                                            Period from July 1 to September 30, 1997

                                                ------------------------------------------------------------------
                                                 Intertek   Guarantors       Non-     Consolidation   Consolidated
                                                Finance plc               Guarantor    adjustments       totals
                                                                        subsidiaries
                                                ------------------------------------------------------------------
Revenues:  group and share of joint ventures         --          --           105,715      (16,090)        89,625
Less:  share of joint ventures' revenues             --          --                --           --             --
                                                ------------------------------------------------------------------
Revenues from continuing operations                  --          --           105,715      (16,090)        89,625
Operating costs                                    (327)        157          (101,651)      16,090        (85,731)
                                                ------------------------------------------------------------------
Operating income from continuing operations        (327)        157             4,064           --          3,894
Share of operating profit in:
     Joint ventures                                  --          --                --           --             --
     Associates                                      --          --                29           --             29
                                                ------------------------------------------------------------------
Income on ordinary activities before net           (327)        157             4,093           --          3,923
  interest
Net interest payable                                432      (5,548)           (2,165)          --         (7,281)
                                                ------------------------------------------------------------------
Income/(loss) before taxation                       105      (5,391)            1,928           --         (3,358)
Taxation                                           (122)         48            (1,383)          --         (1,457)
                                                ------------------------------------------------------------------
Income/(loss) after taxation                        (17)     (5,343)              545           --         (4,815)
Minority interest                                    --          --              (785)          --           (785)
Dividends from group companies                       --       2,581            (2,581)          --             --
                                                ------------------------------------------------------------------
Net income/(loss)                                   (17)     (2,762)           (2,821)          --          (5,600)
                                                ------------------------------------------------------------------
                                                ------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)


                                                                             Balance Sheets

                                                                           September 30, 1998

                                                     ---------------------------------------------------------------
                                                       Intertek  Guarantors     Non-      Consolidation  Consolidated
                                                     Finance plc              Guarantor    adjustments      totals
                                                                            subsidiaries
                                                     ---------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                                      16    (1,084)      26,445           --        25,377
Trade receivables                                              --        --       65,949           --        65,949
Inventories                                                    --        --        3,093           --         3,093
Other current assets                                      120,111   142,786      231,308     (475,831)       18,374
Deferred tax                                                   --        --          350           --           350
                                                     ---------------------------------------------------------------
Total current assets                                      120,127   141,702      327,145     (475,831)      113,143

Goodwill                                                       --        --       10,266           --        10,266
Property, plant and equipment, net                             --        --       43,100           --        43,100
Investments in subsidiary undertakings                         --   387,365       71,306     (458,671)           --
Other investments                                              --        --          272           --           272
                                                     ---------------------------------------------------------------
Total assets                                              120,127   529,067      452,089     (934,502)      166,781
                                                     ---------------------------------------------------------------
                                                     ---------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings
   (including current portion of long term                     --    17,031        1,094           --        18,125
borrowings)
Accounts payable, accrued liabilities and deferred          5,100   209,865      338,164     (475,831)       77,298
income
Income taxes payable                                          406    (3,389)       5,804           --         2,821
                                                     ---------------------------------------------------------------
Total current liabilities                                   5,506    223,507     345,062     (475,831)       98,244
Long term borrowings                                      114,724    154,357         553           --       269,634
Provisions for liabilities and charges                         --         --      11,349           --        11,349
Minority interests                                             --         --       4,159           --         4,159
Shareholders' equity/(deficit)
Ordinary shares                                                50     99,849     224,817     (324,398)          318
Redeemable preference shares                                   --     86,675          --           --        86,675
Shares to be issued                                            --      2,793          --           --         2,793
Premium in excess of par value                                 --     26,693       3,812      (27,479)        3,026
Retained (deficit)/earnings                                  (153)   (64,807)   (137,663)    (106,794)     (309,417)
                                                     ---------------------------------------------------------------
Total shareholders' equity/(deficit)                         (103)   151,203      90,966     (458,671)     (216,605)
                                                     ---------------------------------------------------------------
Total liabilities and shareholders' equity/(deficit)      120,127    529,067     452,089     (934,502)      166,781
                                                     ---------------------------------------------------------------
                                                     ---------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)



                                                                             Balance Sheets

                                                                           December 31, 1997

                                                     ---------------------------------------------------------------
                                                       Intertek  Guarantors      Non-     Consolidation Consolidated
                                                     Finance plc               Guarantor   adjustments     totals
                                                                             subsidiaries
                                                     ---------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                                      15      (537)      25,675           --        25,153
Trade receivables                                              --        --       60,483           --        60,483
Inventories                                                    --        --        2,650           --         2,650
Other current assets                                      120,006    228,622     193,466     (530,031)       12,063
Deferred taxation asset                                        --        --          286           --           286
                                                     ---------------------------------------------------------------
Total current assets                                      120,021    228,085     282,560     (530,031)      100,635
Property, plant and equipment, net                             --         --      44,460           --        44,460
Investments in subsidiary undertakings                         --    389,550     311,978     (701,528)           --
Other investments                                              --         --         184           --           184
                                                     ---------------------------------------------------------------
Total assets                                              120,021    617,635     639,182   (1,231,559)      145,279
                                                     ---------------------------------------------------------------
                                                     ---------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings
   (including current portion of long term                     --      4,438         830           --         5,268
   borrowings)
Accounts payable, accrued liabilities and deferred          3,389    264,755     321,906     (530,031)       60,019
   income
Income taxes payable                                          242     (3,628)      6,709           --         3,323
                                                     ---------------------------------------------------------------
Total current liabilities                                   3,631    265,565     329,445     (530,031)       68,610
Long term borrowings                                      116,517    155,474          45           --       272,036
Provisions for liabilities and charges                         --         --       7,095           --         7,095
Minority interests                                             --         --       4,304           --         4,304
Shareholders' equity/(deficit)
Ordinary shares                                                50    101,739     267,499     (368,970)          318
Redeemable preference shares                                   --     81,815          --           --        81,815
Shares to be issued                                            --      2,793          --           --         2,793
Premium in excess of par value                                 --     26,494       8,456      (32,093)        2,857
Retained (deficit)/earnings                                  (177)   (16,245)     22,338     (300,465)     (294,549)
                                                     ---------------------------------------------------------------
Total shareholders' equity/(deficit)                         (127)   196,596     298,293     (701,528)     (206,766)
                                                     ---------------------------------------------------------------
Total liabilities and shareholders' equity/(deficit)      120,021    617,635     639,182   (1,231,559)      145,279
                                                     ---------------------------------------------------------------
                                                     ---------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)


                                                                        Statements of Cash Flows

                                                               Period from January 1 to September 30, 1998
                                                      ---------------------------------------------------------------
                                                       Intertek   Guarantors Non-Guarantor Consolidation Consolidated
                                                      Finance plc            subsidiaries   adjustments     totals
                                                      ---------------------------------------------------------------
Cash inflow from operating activities                     (2,006)    (6,063)     29,688            --       21,619
Returns on investments and servicing of finance            1,946    (12,742)     (7,009)           --      (17,805)
Taxation                                                      61        880      (5,408)           --       (4,467)
Capital expenditure and financial investment                  --         --      (8,536)           --       (8,536)
Acquisitions and disposals                                    --     (1,133)     (6,185)           --       (7,318)
                                                      --------------------------------------------------------------

Cash inflow/(outflow) before financing                         1    (19,058)      2,550            --      (16,507)

Financing                                                     --     18,511         227            --       18,738
                                                      --------------------------------------------------------------
Increase/(decrease) in cash in the period                      1       (547)      2,777            --        2,231
                                                      --------------------------------------------------------------
Reconciliation of net cash flow to movement in net
   debt

Increase/(decrease) in cash in the period                      1       (547)      2,777            --        2,231

Debt issued in lieu of interest payment                       --     (5,097)         --            --       (5,097)
Change in net debt resulting from cash flows                  --     (8,385)         --            --       (8,385)
Other non-cash movements                                    (352)    (1,266)       (765)           --       (2,383)
Exchange movements                                         2,145      3,272      (2,014)           --        3,403
                                                      --------------------------------------------------------------
Movement in net debt in the period                         1,794    (12,023)         (2)           --      (10,231)
Net debt at the start of the period                     (116,502)  (160,449)     24,800            --     (252,151)
                                                      --------------------------------------------------------------

Net debt at the end of the period                       (114,708)  (172,472)     24,798            --     (262,382)
                                                      --------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)


                                                                         Statements of Cash Flows

                                                               Period from January 1 to September 30, 1997
                                                                                (restated)

                                                       -------------------------------------------------------------
                                                       Intertek  Guarantors     Non-      Consolidation Consolidated
                                                       Finance                Guarantor     adjustments    totals
                                                         plc                 subsidiaries
                                                       -------------------------------------------------------------
Cash inflow from operating activities                       529     11,958       20,267           --       32,754
Returns on investments and servicing of finance          (1,059)   (15,880)        (171)          --      (17,110)
Taxation                                                     --         --       (5,137)          --       (5,137)
Capital expenditure and financial investment                 --         --       (7,486)          --       (7,486)
Acquisitions and disposals                                   --     (8,555)       1,460           --       (7,095)
                                                       -------------------------------------------------------------

Cash inflow/(outflow) before financing                     (530)   (12,477)       8,933           --       (4,074)

Financing                                                   546      4,660         (189)          --        5,017
                                                       -------------------------------------------------------------

Increase/(decrease) in cash in the period                    16     (7,817)       8,744           --          943
                                                      --------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period                    16     (7,817)       8,744           --          943

Debt issued in lieu of interest payment                      --     (4,660)          --           --       (4,660)
Change in net debt resulting from cash flows                 --         --        1,234           --        1,234
Other non-cash movements                                   (506)     3,110       (4,195)          --       (1,591)
Exchange movements                                       (7,374)    (6,452)         563           --      (13,263)
                                                       -------------------------------------------------------------

Movement in net debt in the period                       (7,864)   (15,819)       6,346           --      (17,337)
Net debt at the start of the period                    (111,457)  (157,383)      33,450           --     (235,390)
                                                       -------------------------------------------------------------

Net debt at the end of the period                      (119,321)  (173,202)      39,796           --     (252,727)
                                                       -------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((pound) in thousands)


13.      Issuer, guarantor and non-guarantor companies (continued)


                                                                             Statements of Operations

                                                                  Period from January 1 to September 30, 1998

                                      ---------------------------------------------------------------------------------------------
                                      Intertek Testing  Kite     ITS     Intertek Testing    Yickson  Testing  Testing   Guarantor
                                      Testing  Holdings Overseas Holding Testing  Holdings  Enterpris Holdings Holdings subsidiaries
                                      Service    USA    Holdings Limited Services Sweden AB  Limited   France   Germany    Total
                                        Ltd      Inc      BV                UK                         EURL     GmbH
                                                                         Limited
                                      ---------------------------------------------------------------------------------------------
Revenues from continuing operations        --      --       --     --       --         --       --       --       --         --
Operating costs                            75      --        7     (6)      30         (5)      (9)      --       --         92
                                      ---------------------------------------------------------------------------------------------
Operating (loss)/income from
   continuing Operations                   75      --        7     (6)      30         (5)      (9)      --       --         92
Net interest (payable)/receivable      (5,403) (7,669)    (166)    15   (2,763)    (1,545)      (2)     (45)    (376)    (17,954)
                                      ---------------------------------------------------------------------------------------------
(Loss)/income before taxation          (5,328) (7,669)    (159)     9   (2,733)    (1,550)     (11)     (45)    (376)    (17,862)
Taxation                                   (8)   (103)      --     (4)     742         --       --      (16)      --         611
                                      ---------------------------------------------------------------------------------------------
(Loss)/income after taxation           (5,336) (7,772)    (159)     5   (1,991)    (1,550)     (11)     (61)    (376)    (17,251)
Dividends from group companies             --     169       --     --       --         --       --       --       --         169

                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------
Net (loss)/income                      (5,336) (7,603)    (159)      5  (1,991)    (1,550)     (11)     (61)    (376)    (17,082)

                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------


                                                                   Period from July 1 to September 30, 1998

                                      ---------------------------------------------------------------------------------------------
                                      Intertek Testing  Kite     ITS     Intertek Testing    Yickson  Testing  Testing   Guarantor
                                      Testing  Holdings Overseas Holding Testing  Holdings  Enterpris Holdings Holdings subsidiaries
                                      Service    USA    Holdings Limited Services Sweden AB  Limited   France   Germany    Total
                                        Ltd      Inc      BV                UK                         EURL     GmbH
                                                                         Limited
                                      ---------------------------------------------------------------------------------------------

Revenues from continuing operations       --       --      --    --         --        --       --        --        --          --
Operating costs                          (28)      --       3    (5)        30        (1)      (3)       --        --          (4)
                                      ---------------------------------------------------------------------------------------------
Operating income/(loss) from
   continuing Operations                 (28)      --       3     (5)       30        (1)      (3)       --        --          (4)
Net interest (payable)/receivable     (1,822)  (2,332)    (78)    35      (925)     (766)     (33)      (15)     (170)     (6,106)
                                      ---------------------------------------------------------------------------------------------
(Loss)/income before taxation         (1,850)  (2,332)    (75)    30      (895)     (767)     (36)      (15)     (170)     (6,110)
Taxation                                  (8)      --      --    (14)      228        --        4        --        --         210
                                      ---------------------------------------------------------------------------------------------
Net (loss)/income                     (1,858)  (2,332)    (75)    16      (667)     (767)     (32)      (15)     (170)     (5,900)
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------


                                                                           Statements of Operations

                                                                  Period from January 1 to September 30, 1997
                                      ---------------------------------------------------------------------------------------------
                                      Intertek Testing  Kite     ITS     Intertek Testing    Yickson  Testing  Testing   Guarantor
                                      Testing  Holdings Overseas Holding Testing  Holdings  Enterpris Holdings Holdings subsidiaries
                                      Service    USA    Holdings Limited Services Sweden AB  Limited   France   Germany    Total
                                        Ltd      Inc      BV                UK                         EURL     GmbH
                                                                         Limited
                                      ---------------------------------------------------------------------------------------------

Revenues from continuing operations       --       --      --      --      --        --         --       --         --         --
Operating costs                          885      126     (13)     --      --        --         (1)     (10)        --        987
                                      --------------------------------------------------------------------------------------------
Operating (loss)/income from             885      126     (13)     --      --        --         (1)     (10)        --        987
   continuing Operations
Net interest (payable)/receivable     (4,814)  (8,199)   (209)    (52) (2,786)   (1,489)        55       --       (318)   (17,812)
                                      ---------------------------------------------------------------------------------------------
(Loss)/income before taxation         (3,929)  (8,073)   (222)    (52) (2,786)   (1,489)        54      (10)      (318)   (16,825)

Taxation                                  --      (46)     --      20     843        --         (9)      --         --        808
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------
(Loss)/income after taxation          (3,929)  (8,119)   (222)    (32) (1,943)   (1,489)        45      (10)      (318)    (16,017)

Dividends from group companies            --       --      --      --      --     2,581         --       --         --       2,581
                                      ---------------------------------------------------------------------------------------------
Net (loss)/income                     (3,929)  (8,119)   (222)    (32) (1,943)    1,092         45      (10)      (318)    (13,436)
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------



                                                                   Period from July 1 to September 30, 1997

                                      ---------------------------------------------------------------------------------------------
                                      Intertek Testing  Kite     ITS     Intertek Testing    Yickson  Testing  Testing   Guarantor
                                      Testing  Holdings Overseas Holding Testing  Holdings  Enterpris Holdings Holdings subsidiaries
                                      Service    USA    Holdings Limited Services Sweden AB  Limited   France   Germany    Total
                                        Ltd      Inc      BV                UK                         EURL     GmbH
                                                                         Limited
                                      ---------------------------------------------------------------------------------------------
Revenues from continuing operations       --       --      --      --       --        --        --       --        --          --
Operating costs                         (216)      47      (3)     65      264        --        (7)       7        --         157
                                      ---------------------------------------------------------------------------------------------
Operating income/(loss) from            (216)      47      (3)     65      264        --        (7)       7        --         157
   continuing Operations
Net interest (payable)/receivable     (1,571)  (2,798)    (62)     96     (891)     (293)       37       --       (66)     (5,548)
                                      ---------------------------------------------------------------------------------------------
(Loss)/income before taxation         (1,787)  (2,751)    (65)    161     (627)     (293)       30        7       (66)     (5,391)
Taxation                                  --      (91)     --    (101)     243        --        (3)      --        --          48
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------
(Loss)/income after taxation          (1,787)  (2,842)    (65)     60     (384)     (293)       27        7        (66)     (5,343)
Dividends from group companies            --       --      --      --       --     2,581        --       --         --       2,581
                                      ---------------------------------------------------------------------------------------------
Net (loss)/income                     (1,787)  (2,842)    (65)     60     (384)    2,288        27        7        (66)     (2,762)
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------

                                                                                Balance Sheets

                                                                              September 30, 1998

                                      ---------------------------------------------------------------------------------------------
                                      Intertek Testing  Kite     ITS     Intertek Testing    Yickson  Testing  Testing   Guarantor
                                      Testing  Holdings Overseas Holding Testing  Holdings  Enterpris Holdings Holdings subsidiaries
                                      Service    USA    Holdings Limited Services Sweden AB  Limited   France   Germany    Total
                                        Ltd      Inc      BV                UK                         EURL     GmbH
                                                                         Limited
                                      ---------------------------------------------------------------------------------------------


ASSETS
Current assets
Cash and cash equivalents              (1,111)      --       4       1         1         1        1        --       19     (1,084)
Other current assets                   59,218      143   1,888   3,136       116     2,616   75,669        --       --    142,786
                                      ---------------------------------------------------------------------------------------------
Total current assets                   58,107      143   1,892   3,137       117     2,617   75,670        --       19    141,702
Investments in subsidiary
     undertakings                     130,665  147,421   6,888   3,538    64,418    24,648       --     3,586    6,201    387,365
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------
Total assets                          188,772  147,564   8,780   6,675    64,535    27,265   75,670     3,586    6,220    529,067
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings  (including current
   portion of long term borrowings)    10,992       --     321     287     2,037       483    2,911        --       --     17,031
Accounts payable, accrued
   liabilities and Deferred income     38,383  107,159   3,960      63    12,421     3,055   40,807     2,765    1,252    209,865
Income taxes (receivable)/payable      (1,481)    (429)     --      10    (1,501)       --       12        --       --     (3,389)
                                      ---------------------------------------------------------------------------------------------
Total current liabilities              47,894  106,730   4,281     360    12,957     3,538   43,730     2,765    1,252    223,507
Long term borrowings                   54,994       --   3,585   3,189    34,829    21,029   31,750        --    4,981    154,357
Shareholders' equity
Ordinary shares                           318   91,820   1,436   3,503        --     1,826       --       928       18     99,849
Redeemable preference shares           86,675       --      --      --        --        --       --        --       --     86,675
Shares to be issued                     2,793       --      --      --        --        --       --        --       --      2,793
Premium in excess of par value          3,026       --      --      --    22,709        --       48        --      910     26,693
Retained (deficit)/earnings            (6,928) (50,986)   (522)   (377)   (5,960)      872      142      (107)    (941)   (64,807)
                                      ---------------------------------------------------------------------------------------------
Total shareholders' equity             85,884   40,834     914   3,126    16,749     2,698      190       821      (13)   151,203
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------
Total liabilities and
    shareholders' equity              188,772  147,564   8,780   6,675    64,535    27,265   75,670     3,586    6,220    529,067
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------


                                                              Balance Sheets

                                                              December 31, 1997

                                   ------------------------------------------------------------------------------------------------
                                   Intertek  Testing    Kite      ITS     Intertek  Testing   Yickson   Testing   Testing  Guarantor
                                   Testing  Holdings  Overseas  Holding  Testing   Holdings  Enterpris  Holdings  Holdings  subsidi-
                                   Services   USA     Holdings  Limited  Services  Sweden AB  Limited   France     Germany   aries
                                     Ltd      Inc      BV      UK Limited                                EURL       GmbH     Total
                                   ------------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents            (559)       --      --        1          2       --         --        --          19     (537)
Other current assets               118,686   28,295   1,883    4,107         33    3,808     71,810        --          --   228,622
                                   ------------------------------------------------------------------------------------------------
Total current assets               118,127   28,295   1,883    4,108         35    3,808     71,810        --          19   228,085
Investments in subsidiary
  undertakings                     130,656  150,069   5,549    3,804     64,418   25,604         --     3,459       5,991   389,550
                                   ------------------------------------------------------------------------------------------------
                                   ------------------------------------------------------------------------------------------------
Total assets                       248,783  178,364   7,432    7,912     64,453   29,412     71,810     3,459       6,010   617,635
                                   ------------------------------------------------------------------------------------------------
                                   ------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current
   portion of long term
   borrowings)                          --       --     218      200      1,494      411      2,115        --          --     4,438

Accounts payable, accrued
  liabilities and deferred
  income                           116,335   96,336   2,537      732      7,325    2,661     35,276     2,660         893   264,755
Income taxes
  (receivable)/payable              (1,970)     (58)     --        6     (1,039)      --         12       (56)         --    (3,628)
                                   ------------------------------------------------------------------------------------------------
Total current liabilities          114,365   95,755   2,755      938      7,780    3,072     37,403     2,604         893   265,565
Long term borrowings                50,791       --   3,647    3,410     36,630   21,963     34,282        --       4,751   155,474
Shareholders' equity
  Ordinary shares                      318   93,469   1,376    3,767         --    1,896         --       896          17   101,739
Redeemable preference shares        81,815       --      --       --         --       --         --        --          --    81,815
Shares to be issued                  2,793       --      --       --         --       --         --        --          --     2,793
Premium in excess of par value       2,857       --      --       --     22,709       --         49        --         879    26,494
Retained earnings/(deficit)         (4,156) (10,860)   (346)    (203)    (2,666)   2,481         76       (41)       (530)  (16,245)
                                   ------------------------------------------------------------------------------------------------
Total shareholders' equity          83,627   82,609   1,030    3,564     20,043    4,377        125       855         366   196,596
                                   ------------------------------------------------------------------------------------------------
                                   ------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity             248,783  178,364   7,432    7,912     64,453   29,412     71,810     3,459       6,010   617,635
                                   ------------------------------------------------------------------------------------------------


                                              Statements of Cash Flows

                                    Period from January 1 to September 30, 1998

                                  -------------------------------------------------------------------------------------------------
                                  Intertek  Testing    Kite      ITS     Intertek  Testing   Yickson   Testing   Testing  Guarantor
                                  Testing  Holdings  Overseas  Holding  Testing   Holdings  Enterpris  Holdings  Holdings  subsidi-
                                  Services   USA     Holdings  Limited  Services  Sweden AB  Limited   France     Germany   aries
                                    Ltd      Inc      BV      UK Limited                                EURL       GmbH     Total
                                  -------------------------------------------------------------------------------------------------
Cash Flow Statement

Net cash inflow/(outflow)
  from operating Activities       (17,465)   6,827    1,360       127      2,248    1,155       (524)      13       196    (6,063)

Returns on investments and
  servicing of finance             (4,685)  (6,865)    (122)       (3)    (1,681)    (943)     1,807      (54)     (196)  (12,742)

Taxation received/(paid)              489       38       32        --        280       --         --       41        --       880
Acquisitions and disposals             (9)      --   (1,124)       --         --       --         --       --        --    (1,133)
                                  -------------------------------------------------------------------------------------------------
                                  (21,670)      --      146       124        847      212      1,283       --        --   (19,058)

Financing                          21,118       --     (142)     (124)      (848)    (211)    (1,282)      --        --    18,511
                                  -------------------------------------------------------------------------------------------------
Increase/(decrease) in cash          (552)      --        4        --         (1)       1          1       --        --      (547)
                                  -------------------------------------------------------------------------------------------------

Reconciliation of net cash flow
  to movement in net debt

Increase/(decrease) in cash
  in the period                      (552)      --        4        --         (1)        1         1       --        --      (547)
Debt issued in lieu of interest
   payment                         (5,097)      --       --        --         --        --        --       --        --    (5,097)
Change in net debt resulting
  from cash flows                 (10,992)      --      142       124        848        211    1,282       --        --    (8,385)
Other non-cash movements              (82)      --      (42)     (233)      (289)      (184)    (373)      --       (63)   (1,266)
Exchange movements                    976       --     (143)      243        699        835      828       --      (166)    3,272
                                  -------------------------------------------------------------------------------------------------
Movement in net debt in the
  period                          (15,747)      --      (39)      134      1,257        863    1,738       --      (229)  (12,023)
Net debt at the start of the
  period                          (51,350)      --   (3,863)  (38,122)   (22,374)   (36,398)      --   (4,733)  (160,449)  (3,609)
                                  -------------------------------------------------------------------------------------------------
Net debt at the end of the
  period                          (67,097)      --   (3,902)   (3,475)   (36,865)   (21,511) (34,660)      --    (4,962) (172,472)
                                  -------------------------------------------------------------------------------------------------


                                               Statements of Cash Flows

                                   Period from January 1 to September 30, 1997
                                                   (restated)

                                ----------------------------------------------------------------------------------------------------
                                  Intertek  Testing    Kite      ITS     Intertek  Testing   Yickson   Testing   Testing  Guarantor
                                  Testing  Holdings  Overseas  Holding  Testing   Holdings  Enterpris  Holdings  Holdings  subsidi-
                                  Services   USA     Holdings  Limited  Services  Sweden AB  Limited   France     Germany   aries
                                    Ltd      Inc      BV      UK Limited                                EURL       GmbH     Total
                                ----------------------------------------------------------------------------------------------------
Cash Flow Statement

Net cash inflow from
  operating activities            2,262     3,533       154      104      1,925       843      2,925         --      212    11,958
Returns on investments and
  servicing of finance          (6,130)    (3,533)     (156)    (163)    (1,921)     (843)    (2,922)        --     (212)   (15,880)

Taxation                            --         --        --       --         --        --         --         --       --         --
Acquisitions and disposals      (8,555)        --        --       --         --        --         --         --       --     (8,555)
                                ----------------------------------------------------------------------------------------------------
                                (12,423)       --        (2)     (59)         4        --          3         --       --    (12,477)

Financing                         4,660        --        --       --         --        --         --         --       --      4,660
                                ----------------------------------------------------------------------------------------------------
Increase in cash                 (7,763)       --        (2)     (59)         4        --          3         --       --     (7,817)
                                ----------------------------------------------------------------------------------------------------

Reconciliation of net cash
  flow to movement in net debt

Increase in cash in the period   (7,763)       --        (2)     (59)        4         --          3         --       --     (7,817)
Debt issued in lieu of
  interest payment               (4,660)       --        --       --        --         --         --         --       --     (4,660)
Cash inflow from increase
  in debt                            --        --        --       --        --         --         --         --       --         --
Other non-cash movements          2,740        --       102       24       142        (91)       216         --      (23)     3,110
Exchange movements               (2,984)       --       317     (239)   (2,447)     1,067     (2,546)        --      380     (6,452)
                                ----------------------------------------------------------------------------------------------------
Movement in net debt in
  the period                    (12,667)       --       417     (274)   (2,301)       976     (2,327)        --      357    (15,819)
Net debt at the start of
  the period                    (43,915)       --    (4,474)  (3,524)  (37,600)   (24,806)   (37,754)        --   (5,310)  (157,383)
                                ----------------------------------------------------------------------------------------------------
Net debt at the end of
  the period                    (56,582)       --    (4,057)  (3,798)  (39,901)   (23,830)   (40,081)        --   (4,953)  (173,202)
                                ----------------------------------------------------------------------------------------------------


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:  /s/ WILLIAM SPENCER
     ------------------------------------
     Name:  William Spencer
     Title: Director
     Date:  November 16, 1998